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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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REGISTRANT'S NAME BG Advantaged S&P/TSX Income Trust Index Fund

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

APR 16 2007

THOMSON FINANCIAL

FILE NO. 82- 35069

FISCAL YEAR 12-31-06

* Complete for initial submissions only ** Please note name and address changes

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DAT : 4/11/07


BG

ADVANTAGED
S&P®/TSX®
INCOME TRUST
INDEX FUND


SEC MAIL PROCESSING
RECEIVED
APR - 9 2007
WASH, D.C.
186
SECTION

ARIS
12-31-06

ANNUAL INFORMATION FORM

March 28, 2007

FORWARD-LOOKING STATEMENTS

Certain statements contained in this annual information form constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Trustee believes the expectations reflected in forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this annual information form should not be unduly relied upon. These statements speak only as of the date of this annual information form.

In particular, this annual information form may contain forward-looking statements pertaining to distributable cash and distributions. The actual results could differ materially from those anticipated in these forward-looking statements as a result of, among other things, the risk factors set out in this annual information form. The Trustee does not undertake any obligation to publicly update or revise any forward-looking statements.

TABLE OF CONTENTS

GLOSSARY OF TERMS 4
1.0 NAME, FORMATION AND HISTORY 7
1.1 General 7
1.2 Declaration of Trust 7
1.2.1 Investment Objectives 7
1.2.2 Investment Strategy 7
1.2.3 General 8
2.0 INVESTMENT RESTRICTIONS 8
3.0 DESCRIPTION OF SECURITIES 9
3.1 The Units 9
3.2 Distributions 9
3.3 Amendment of the Declaration of Trust 10
3.3.1 Amending the Declaration of Trust by the Trustee 10
3.3.2 Amending the Declaration of Trust by Unitholders 11
3.4 Termination of the Fund 12
4.0 VALUATION OF PORTFOLIO SECURITIES 13
5.0 CALCULATION OF NET ASSET VALUE 14
6.0 PURCHASES OF FUND UNITS 14
6.1 General 14
6.2 Market Purchases 14
6.3 Issuer Bid 15
7.0 REDEMPTION OF SECURITIES 15
8.0 RESPONSIBILITY FOR OPERATIONS 17
8.1 Trustee and Manager 17
8.1.1 Trustee Fee 17
8.1.2 Directors and Officers of the Trustee 17
8.2 Advisor 19
8.2.1 Advisory Fee 19
8.2.2 Termination of the Advisory Agreement 19
8.3 Custodian 20
8.3.1 Custodian Fees 20
8.3.2 Termination of the Custodian Agreement 21
8.4 Valuation Services 22
8.5 Auditors, Registrar, Transfer Agent and Distribution Agent 22
9.0 CONFLICTS OF INTEREST 22
9.1 Principal Unitholders of Securities and Affiliated Entities 22
10.0 FUND GOVERNANCE 23
10.1 Proxy Voting Policy 24
10.2 Securities Lending 24
11.0 INCOME TAX CONSIDERATIONS 25
11.1 Taxation of the Fund 26
11.2 Taxation of Unitholders 28
12.0 REMUNERATION OF DIRECTORS OFFICERS, AND TRUSTEES 29
13.0 MATERIAL CONTRACTS 29
14.0 OTHER MATERIAL INFORMATION 30
14.1 Forward Agreement 30
14.2 Risk Factors 31
14.3 Accounting Changes 35
14.4 S&P AND THE TSX 36

GLOSSARY OF TERMS

In this Annual Information Form, the following terms shall have the meanings set forth below, unless otherwise indicated.

"Advisor" means Brompton Capital Advisors Inc., or such other advisor as may be appointed from time to time by the Trustee on behalf of the Fund.

"Advisory Agreement" means the advisory agreement dated as of October 27, 2006 among the Fund, the Trustee and the Advisor, as it may be amended from time to time.

"BAI Trust" means BAI Trust, an investment trust established pursuant to a declaration of trust dated as of April 28, 2003.

"Brompton" means the Brompton Group of Companies.

"Brompton Funds" means Brompton Funds LP, which is in the business of managing investment funds, and its general partner BFGP Limited.

"Business Day" means any day other than Saturday, Sunday, any statutory holiday in the Province of Ontario and any other day on which businesses are generally closed in the Province of Ontario.

"CDS" means CDS Clearing and Depository Services Inc.

"CDS Participant" means, at any time, a participant in CDS which has Units credited to its account in CDS.

"Common Share Portfolio" has the meaning set forth in the Declaration of Trust and described in section 1.2.2 of this Annual Information Form.

"Counterparty" means Bank of Montreal in its capacity as counterparty under the Forward Agreement.

"CRA" means the Canada Revenue Agency.

"Custodian" means IBT Trust Company (Canada) in its capacity as the custodian of the Fund under the Custodian Agreement, as appointed by the trustee from time to time.

"Custodian Agreement" means the amended and restated master custody agreement dated as of August 17, 2005 entered into by Barclays Global Investors Canada Limited and the Custodian and assigned by Barclays Global Investors Canada Limited to the Trustee, as amended.

"Declaration of Trust" means the declaration of trust governing the Fund as it may be amended and amended and restated from time to time described in sections 1.1 and 1.2 of this Annual Information Form.

"Extraordinary Resolution" means a resolution passed by the affirmative vote of at least 66⅔% of the votes cast, either in person or by proxy, at a meeting of Unitholders called for the purpose of considering such resolution.

"Forward Agreement" means the forward purchase and sale contracts described in sections 1.2.2 and 14.1 of this Annual Information Form.

"Fund" means BG Advantaged S&P®/TSX® Income Trust Index Fund.

"**Fund Property**" means:

(i) all moneys, securities, property, assets and investments paid or transferred to and accepted by or in any manner acquired by the Trustee and held by the Trustee on the trusts herein declared;

(ii) all income which may hereafter be accumulated under the powers herein contained; and

(iii) all moneys, securities, property, assets or investments substituted for or representing all or any part of the foregoing.

"**Income Tax Act**" means the *Income Tax Act* (Canada), as amended from time to time and the regulations thereunder.

"**Index Fund**" means BAI Trust.

"**Index**" means S&P®/TSX© Capped Income Trust Index.

"**Investment Objectives**" means the investment objectives of the Fund as set forth in the Declaration of Trust and described in section 1.2.1 of this Annual Information Form.

"**Investment Restrictions**" means the investment restrictions of the Fund as set forth in the Declaration of Trust, including without limitation those described in section 2.0 of this Annual Information Form.

"**NAV**" or "**Net Asset Value of the Fund**" means the amount determined from time to time in the manner set forth in the Declaration of Trust and described in section 5.0 of this Annual Information Form.

"**Net Asset Value per Unit**" means the amount determined from time to time in the manner set forth in the Declaration of Trust and described in section 5.0 of this Annual Information Form.

"**Ordinary Resolution**" means a resolution passed by the affirmative vote of at least 50% of the votes cast, either in person or by proxy, at a meeting of Unitholders called for the purpose of approving such resolution.

"**Redemption Amount**" means the redemption amount determined from time to time in the manner set forth in the Declaration of Trust and described in section 7.0 of this Annual Information Form.

"**Redemption Date**" means the second last Business Day of December in any year.

"**Reference Closing Price**" means a closing price for the Units on the TSX which is less than 95% of the Net Asset Value per Unit determined at the most recent Valuation Date.

"**Securities Authorities**" means the Ontario Securities Commission and equivalent regulatory authorities in each province and territory of Canada in which the Units are qualified for distribution or distribution to the public.

"**S&P**" means Standard & Poor's, a division of The McGraw-Hill Companies, Inc.

"**Termination Date**" means December 15, 2016 or such other date as may be determined by Unitholders or the Trustee in accordance with the provisions of the Declaration of Trust.

"**Trustee**" means Brompton Funds Management Limited in its capacity as trustee under the Declaration of Trust.

"TSX" means The Toronto Stock Exchange.

"Unit" means a unit of beneficial interest in the Fund Property and includes a fraction of a unit where the context requires or permits.

"Unitholder" means a person whose name appears in the register as a holder of a Unit.

"Valuation Date" means, at a minimum, Thursday of each week, or if any Thursday is not a Business Day, the immediately preceding Business Day, and the last Business Day of each month, and includes any other date on which the Trustee elects in its discretion to calculate Net Asset Value per Unit.

1.0 NAME, FORMATION AND HISTORY

1.1 General

BG Advantaged S&P®/TSX® Income Trust Index Fund, formerly Barclays BG Advantaged S&P®/TSX® Income Trust Index Fund, is a closed-end investment trust with a registered office located at Suite 2930, Bay Wellington Tower, BCE Place, 181 Bay Street, Toronto, Ontario M5J 2T3. The Fund was established under the laws of the Province of Ontario pursuant to a declaration of trust dated as of April 28, 2003 as amended and restated from time to time. The material amendments to the Declaration of Trust are the amended and restated declaration of trust dated as of October 27, 2006 in connection with the transfer of the trusteeship and management of the Fund from Barclays Global Investors Canada Limited to Brompton Funds Management Limited (as described below), including amendments to change the name of the Fund, to add a provision permitting the Trustee to delegate its duties to a manager and an investment advisor, to change certain redemption features (including the annual redemption date, notice period and method of calculating the redemption price), to permit the Trustee to change the frequency of calculating net asset value from daily to weekly, to extend the termination date of the Fund and to provide the Trustee with the ability to terminate the Fund early without Unitholder approval if the Trustee determines it is in the best interests of Unitholders, to delete the provisions requiring an advisory board for the Fund and to make certain amendments consequential to the foregoing, all of which were approved by the Unitholders at a special meeting of the Fund.

Effective as at the close of business on October 27, 2006, Barclays Global Investors Canada Limited transferred the trusteeship and management of its closed-end fund business, including the Fund, to Brompton Funds Management Limited. As a result of the transfer, the Fund's name was changed from Barclays Advantaged S&P®/TSX® Income Trust Index Fund to BG Advantaged S&P®/TSX® Income Trust Index Fund. The transfer and related amendments to the Fund's Declaration of Trust (described above) were approved by the Unitholders of the Fund. In connection with the transfer, Brompton Funds Management Limited became the Trustee of the Fund and retained Brompton Capital Advisors Inc. pursuant to an advisory agreement dated as of October 27, 2006 among the Fund, the Trustee and the Advisor to act as investment advisor and portfolio manager to the Fund.

1.2 Declaration of Trust

1.2.1 Investment Objectives

The investment objective of the Fund is to replicate, to the extent possible, the return of the S&P®/TSX® Capped Income Trust Index and to provide holders of Units with a regular, stable stream of tax-efficient monthly distributions expecting to consist of capital gains and returns of capital in an amount which equal, to the extent possible, the distributions paid on the securities which make up the Index from time to time.

A return of capital is not subject to tax (but reduces a Unitholder's adjusted cost base of Units). Distributions out of the Fund's capital gains are generally taxed at a lower rate than distributions out of interest, dividends and other investment income. Accordingly, Units are intended to provide tax efficient distributions as compared to units of a trust that pays distributions out of such other types of investment income.

1.2.2 Investment Strategy

To provide the Fund with the means to meet its Investment Objectives, the Fund invested the net proceeds of the offering to acquire the Common Shares Portfolio. To achieve exposure to the BAI Trust, the Fund then entered into the Forward Agreement with the Counterparty, pursuant to which the Counterparty agreed to pay to the Fund on or about the Termination Date, as the purchase price for the Common Share

Portfolio, an amount equal to 100% of the redemption proceeds of a corresponding number of units of the BAI Trust.

BAI Trust, formerly Barclays Canada S&P®/TSX® Institutional Index Fund is an investment trust that was established prior to the closing of the Fund's initial public offering under the laws of Ontario pursuant to a declaration of trust. In order to achieve its investment objectives, BAI Trust acquires Units of the distribution paying income funds that make up the Index in the same proposition as they are reflected in the Index. The Fund will hold very small amounts of cash and cash equivalents and will monitor daily all positions. The Fund will adjust the portfolios as changes are made to the Index with respect to the Index constituents occur at least quarterly, so that at the time of rebalancing, the income funds in the index portfolio are equally weighted. The Fund may also borrow funds for the purpose of investing in the index portfolio, as permitted by the Declaration of Trust.

Neither the Fund nor the Unitholders has or will have any ownership interest in BAI Trust. If the Forward Agreement is terminated prior to the Termination Date for any reason and no substitute counterparty is available, the Fund will not be able to carry out its Investment Objectives. In such case, the Trustee will call a meeting of Unitholders to consider one or more proposals which may include a change in the Investment Objectives, investment strategy or investment restrictions of the Fund or the termination of the Fund.

The return to the Unitholders and the Fund is dependent upon the return on BAI Trust by virtue of the Forward Agreement.

There can be no assurance that the Fund will be able to pay a distribution in any given month.

1.2.3 General

The Amended and Restated Declaration of Trust as of October 27, 2006 was amended as of November 6, 2006 to permit the Manager to allow for the withdrawal of redemption notices prior to the redemption date.

The Declaration of Trust also provides for the administration of the Fund and governs matters including, without limitation, the powers of the Trustee, the issue and sale of Units, the registration and the transfer of Units, the redemption and repurchase of Units, distributions to Unitholders, the provision of management, administration and custodial services to the Fund, the limitation on the liability of the Unitholders, the Trustee and other parties and the termination of the Fund.

2.0 INVESTMENT RESTRICTIONS

The Fund is not considered to be a mutual fund under the securities legislation of the provinces and territories of Canada.. Consequently, the Fund is not subject to the various policies and regulations that apply to mutual funds under such legislation, including National Instrument 81-102 *Mutual Funds* and the investment restrictions that are contained in that instrument. However, the Fund is subject to certain other requirements and restrictions contained in securities legislation, including National Instrument 81-106 *Investment Fund Continuous Disclosure*, which governs the continuous disclosure obligations of investment funds, such as the Fund. The Fund has obtained relief from section 14.2(3) of NI 81-106 in order to permit the Fund to calculate its net asset value weekly rather than on a daily basis.

The Declaration of Trust sets out the Investment Restrictions to which the Fund is subject. The following Investment Restrictions relate to certain matters arising out of the Income Tax Act:

(a) The Fund shall restrict its investments in any one issuer to no more than 10% of its total assets at the time of investment in such issuer; and

(b) The Fund shall manage its investment and affairs to ensure that it will be a "unit trust" and a "mutual fund trust" for purposes of the Income Tax Act.

The Units are qualified investments under the Income Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

During the year ended December 31, 2006, the Fund has not deviated from the rules under the Income Tax Act that apply to the status of the Units qualifying for inclusion in registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans registered under the Income Tax Act.

3.0 DESCRIPTION OF SECURITIES

3.1 The Units

The Fund is authorized to issue an unlimited number of redeemable, transferable Units of one class, each of which represents an equal, undivided interest in the net assets of the Fund. Subject to obtaining any required regulatory approvals and in accordance with the provisions of the Declaration of Trust, the Fund may issue additional Units from time to time. Each Unit entitles a holder to the same rights and obligations as a holder of any other Unit and no Unitholder is entitled to any privilege, priority or preference in relation to any other holder. The Trustee may make such designations, determinations and allocations for tax purposes of amounts or portions of amounts which the Fund has received, paid, declared payable or allocated to Unitholders as distribution or redemption proceeds. Each Unitholder is entitled to one vote for each whole Unit held and is entitled to participate equally with respect to any and all distributions made by the Fund. On termination of the Fund, all Unitholders of record holding outstanding Units are entitled to receive on a *pro rata* basis any assets of the Fund remaining after payment of all debts, liabilities and liquidation expenses of the Fund. The Declaration of Trust permits fractions of Units to be issued which have the same rights, restrictions, conditions and limitations attaching to a whole Unit, in the proportion which they bear to a whole Unit, except that fractional Units do not have the right to vote except to the extent that they may represent in the aggregate one or more whole Units.

On December 16, 2004, the *Trust Beneficiaries' Liability Act*, 2004 (Ontario) came into force. This statute provides that holders of units of a trust are not, as beneficiaries, liable for any act, default, obligation or liability of the trust if, when the act or default occurs or the liability arises, (i) the trust is a reporting issuer under the Securities Act (Ontario), and (ii) the trust is governed by the laws of Ontario. The Fund is a reporting issuer in each of the provinces and territories of Canada, and it is governed by the laws of Ontario by virtue of the provisions of the Declaration of Trust.

3.2 Distributions

The Fund endeavours to provide Unitholders with a regular, levelled, stable stream of tax-efficient monthly distributions consisting of capital gains and returns of capital in an amount which equals, to the extent possible, the amount of distributions paid on securities which make up the index portfolio. Distributions are payable to Unitholders of record on the last Business Day of each month to be paid within 15 days of the record date. The Fund will make distributions to Unitholders that correspond with distributions made on units of BAI Trust. Under the Forward Agreement, if BAI Trust suspends redemptions or fails to pay distributions on its units, the Counterparty will suspend payment in respect of a partial settlement until such time as such redemptions and distributions are reinstated. In such circumstances, the Fund would be unable to pay distributions.

The level of distributions paid by the Fund to Unitholders may fluctuate from month to month and there can be no assurance that the Fund will make any distribution in any particular month or months. Monthly cash distributions over the life of the Fund will be derived from payments received by the Fund from the Counterparty under the Forward Agreement.

If, in any year after such distributions, there would otherwise remain in the Fund additional net income or net realized capital gains, the Fund intends to make, on or before December 15 of that year, a special distribution of such portion of the remaining net income and net realized capital gains as is necessary to ensure that the Fund will not be liable for income tax thereon under the Income Tax Act. The Fund intends that the aggregate distributions of net income and net realized capital gains made in each year will be sufficient to ensure that the Fund will not be liable for ordinary income tax thereon under the Income Tax Act, except to the extent that any tax payable on net realized capital gains of the Fund for a year that are retained by the Fund would be recoverable by it in such year. In addition to monthly distributions payable in cash, the Fund may, at its option, make a distribution of any net income or net realized capital gains in Units and/or in cash that will automatically be reinvested in Units. Immediately following any such distribution of Units or automatic reinvestment of distributions in Units, the number of Units outstanding will automatically be consolidated such that the number of Units outstanding after such distribution will be equal in number to the number of Units outstanding immediately prior to the distribution. Any such distribution, reinvestment and consolidation will increase the aggregate adjusted cost base of Units to Unitholders.

The amount of distributions in any particular calendar month will be determined by the Trustee, having regard to the Investment Objectives of the Fund, the net realized capital gains and net income of the Fund, if any, during the calendar month and in the year to date, the net realized capital gains and net income of the Fund anticipated in the balance of the year and distributions made in previous months.

3.3 Amendment of the Declaration of Trust

3.3.1 Amending the Declaration of Trust by the Trustee

The Declaration of Trust provides that the Trustee may, without the consent of, or notice to Unitholders, amend the Declaration of Trust to:

(i) make any changes or corrections which counsel to the Fund advises are necessary or desirable for the correction of typographical mistakes or are required for the purpose of curing any ambiguity or defective or inconsistent provisions or omissions or manifest error; or

(ii) to amend the existing provisions or add provisions, provided that such amendments or additions are:

(a) for the purpose of curing an ambiguity in the Declaration of Trust;

(b) for the purpose of supplementing any provision which may be defective or inconsistent with another provision;

(c) for the purpose of complying with or removing any conflicts or any inconsistencies which may exist between any of the terms of the Declaration of Trust and any provisions of any applicable law, regulation, order, restriction or policy, of the Securities Authorities or any other government body having jurisdiction over the Fund;

(d) for the purpose of making any change or correction in the Declaration of Trust which is necessary or desirable for the purpose of bringing the Declaration of Trust into conformity with current practice or curing or correcting any administrative difficulty; or

(e) to provide added protection to Unitholders upon the advice of counsel to the Fund.

Such amendments may be made only if they do not in the opinion of the Trustee adversely affect the pecuniary value of the interest of the Unitholders or materially adversely affect the interests of any Unitholder.

Any amendments made by the Trustee without the consent of the Unitholders will be disclosed in the next regularly scheduled report to Unitholders.

3.3.2 Amending the Declaration of Trust by Unitholders

The Declaration of Trust provides that the following may only be undertaken with the approval of Unitholders by an Ordinary Resolution:

(i) The amendment of any provision of the Declaration of Trust (other than as set out in the Declaration of Trust) which shall be deemed to include changing the Fund from a trust to another form of issuer, changing the liability of any Unitholder, and changing the right of any Unitholder to vote at any meeting;

(ii) the removal or replacement of the auditors;

(iii) the appointment of an inspector to investigate and report on the performance by the Trustee of its duties with respect to the Fund;

(iv) the reorganization with, or transfer of assets to, another issuer, if the Fund ceases to continue after the reorganization or the transfer of assets, and the transaction results in the Unitholders becoming securityholders in the other issuer; and

(v) the reorganization with, or the acquisition of assets from, another issuer, if the Fund ceases to continue after the reorganization or the acquisition of assets, or the transaction results in the securityholders of the other issuer becoming Unitholders in the Fund and the transaction would be a significant change to the Fund.

The Declaration of Trust provides that the following may only be undertaken with the approval of Unitholders by an Extraordinary Resolution:

(i) the sale of all of substantially all of the assets of the Fund other than in the ordinary course;

(ii) other than as contemplated by the Declaration of Trust, the liquidation, dissolution or termination of the Fund (except on the Termination Date);

(iii) in the event that S&P ceases to calculate the Index, a proposal by the Trustee to change the Investment Objectives of the Fund to provide exposure to return of an alternative index;

(iv) a change to the Investment Objectives of the Fund or the Investment Restrictions, unless such changes are necessary to ensure compliance with applicable laws, regulations or other requirements imposed by the Securities Authorities from time to time;

(v) a determination by the Trustee, at its option (other than to fund monthly distributions, redemptions, purchases of Units or expenses or in circumstances in which no substitute counterparty arrangement is available or in certain other circumstances), to settle or terminate the Forward Agreement in whole or in part;

(vi) any increase in the fees paid to the Trustee for its services as trustee;

(vii) the acceptance of appointment of a successor trustee as contemplated by the Declaration of Trust upon the resignation of the Trustee as trustee;

(viii) any amendment, modification or variation in the provisions or rights attaching to the Units except amendments increasing the permitted frequency of redemptions;

(ix) any issue of Units for net proceeds per Unit less than the Net Asset Value per Unit most recently calculated prior to the date of the setting of the subscription price by the Fund;

(x) any change in the frequency of calculating Net Asset Value per Unit to less often than weekly;

(xi) any extension of the Fund beyond the Termination Date; and

(xii) any other matter in respect of which applicable Securities Legislation would require a Unitholder vote to be held.

No amendment will be made to the Declaration of Trust which would have the effect of reducing the interest in the Fund of a Unitholder unless all Unitholders consent thereto. In addition, no amendment will be made to the Declaration of Trust which would have the effect of reducing the fees payable to the Trustee for its services as trustee unless the Trustee, in its sole discretion, consents thereto.

The Trustee and affiliates of the Trustee, in respect of any Units which may be held by them from time to time and any director or officer of such persons who hold Units, will not be entitled to vote on any Extraordinary Resolution to be adopted by Unitholders.

The Declaration of Trust also provides that holders of not less than 10% of the then outstanding Units are entitled to requisition the Trustee to call a meeting of Unitholders for the purpose stated in the requisition. Unitholders are also entitled to redeem Units pursuant to the terms of the Declaration of Trust, which redemption rights are set out in further detail in section 7.0.

3.4 Termination of the Fund

The Fund will terminate on December 15, 2016 unless terminated earlier in accordance with the terms of the Declaration of Trust or unless Unitholders determine to terminate the Fund prior to the Termination Date or to continue the Fund beyond the Termination Date by an Extraordinary Resolution at a meeting called for such purpose. Notwithstanding the foregoing, the Trustee may, in its discretion, terminate the Fund without the approval of Unitholders if, in its opinion, it would be in the best interests of the Unitholders. If a decision is made to effect such an early termination, the Trustee will provide notice to Unitholders and issue a press release at least 30 days and no more than 60 days in advance thereof.

Not less than six months nor more than 12 months prior to the Termination Date, the Trustee may present a proposal to the Unitholders providing for a deferral of the termination of the Fund to a date that is later than the Termination Date. Such proposal may include, without limitation, a proposal: (i) to continue the Fund beyond the Termination Date; or (ii) to exchange Units for units in one or more mutual funds or closed-end investment funds on or after the Termination Date.

In the event of the approval of the proposal referred to above, any dissenting Unitholder may require the Trustee to redeem all (but not less than all) of his or her Units on the Termination Date at a price per Unit equal to the Redemption Amount on the Termination Date.

The Fund will, after liquidation, after settlement of the Forward Agreement and after paying or making adequate provision for all of the Fund's liabilities, distribute the net assets of the Fund to Unitholders, on a *pro rata* basis, as soon as practicable after the Termination Date. In the event that liquidation of certain securities is not possible, or in the opinion of the Trustee, is not advisable, prior to the date of termination of the Fund such securities will be distributed to the Unitholders *in specie*, subject to compliance with any securities legislation or other laws applicable to such distributions.

4.0 VALUATION OF PORTFOLIO SECURITIES

Under the Declaration of Trust, the determination of the Net Asset Value of the Fund will be made on the following basis:

(a) the value of any security which is listed or dealt with on a stock exchange or traded on an over-the-counter market shall be (a) in the case of a security which was traded on the day as of which the Net Asset Value of the Fund is being determined, the closing sale price, or (b) in the case of a security which was not traded on the day as of which the Net Asset Value of the Fund is being determined, the price last determined for such security for the purpose of calculating Net Asset Value provided that, for the purpose of calculating the Redemption Amount per Unit, the value of any such listed security shall be equal to the weighted average trading price over the last three Business Days of the month in which the Redemption Date occurs;

(b) dividend income will be recognized on the ex-dividend date and interest income will be accrued;

(c) the value of the Forward Agreement will be the gain or loss with respect thereto that would be realized if, on the date on which Net Asset Value is being determined, the position in the Forward Agreement were to be closed out in accordance with its terms;

(d) short-term investments, including notes and money market instruments, will be valued at cost plus accrued interest;

(e) the value of any security or other Fund Property (other than property contemplated in (c) above) for which a market quotation is not readily available will be its market value as determined by the Trustee in such manner as the Trustee shall from time to time provide; and

(f) any market price reported in foreign currency will be converted into Canadian currency at the prevailing rate of exchange, as determined by the Trustee, at the Valuation Date.

The liabilities of the Fund will be deemed to include:

(a) all bills and accounts payable;

(b) all administrative expenses payable and/or accrued;

(c) all obligations for the payment of money or property, including the amount of any declared but unpaid distributions;

(d) all allowances authorized or approved by the Trustee for taxes or contingencies; and

(e) all other liabilities of the Fund of whatever kind and nature, except liabilities represented by outstanding Units.

5.0 CALCULATION OF NET ASSET VALUE

Pursuant to the Declaration of Trust, the Net Asset Value per Unit, as of any Valuation Date, is to be calculated by dividing the Net Asset Value of the Fund as of that Valuation Date by the total number of Units of the Fund outstanding at that Valuation Date. The Net Asset Value of the Fund as of any Valuation Date will equal the market value of the Fund Property as of that Valuation Date, less an amount equal to the total liabilities of the Fund as of that Valuation Date. The Net Asset Value of the Fund and the Net Asset Value per Unit is calculated as at the close of business on each Valuation Date, which is to be at a minimum, Thursday of each week, or if any Thursday is not a Business Day, the immediately preceding Business Day, and the last Business Day of each month, and includes any other date on which the Trustee elects in its discretion to calculate Net Asset Value per Unit (the "Valuation Date"), provided that the Trustee is not required to determine the Net Asset Value of the Fund and the Net Asset Value per Unit during any period in which the right of redemption has been suspended pursuant to the provisions of the Declaration of Trust. The Net Asset Value per Unit determined at a Valuation Date will remain in effect until the next time the Net Asset Value per Unit is determined.

The Fund Property consists of the aggregate value of the assets of the Common Share Portfolio and the Forward Agreement. Since the value of the Fund's rights and obligations under the Forward Agreement is determined by reference to the value of BAI Trust, the Net Asset Value of the Fund is linked to the value of BAI Trust.

The Net Asset Value is calculated in Canadian dollars.

6.0 PURCHASES OF FUND UNITS

6.1 General

The Units are listed for trading on the TSX under the symbol BAI.UN and may be purchased through the facilities of the TSX. Units are freely transferable except that at no time may non-residents of Canada be the beneficial owners of a majority of the Units. The Declaration of Trust includes a mechanism to permit the Fund to sell any Units which result in a contravention of this restriction. Registration of interests in and transfers of the Units are made only through the book-entry only system operated by CDS and the Units must be purchased, transferred and surrendered for redemption through a CDS Participant. All rights of Unitholders must be exercised through, and all payments or other property to which such Unitholders are entitled are made or delivered by, CDS or the CDS Participant through which the Unitholder holds such Units. Upon purchase of any Units, Unitholders receive only a customer confirmation from the registered dealer which is a CDS Participant and from or through which the Units were purchased.

6.2 Market Purchases

To enhance liquidity and to provide market support for the Units, the Fund has a mandatory market purchase program under which the Fund will, subject to certain exceptions contained in the Declaration of

Trust and in compliance with any applicable regulatory requirements, be obligated to purchase Units for cancellation, on and subject to the terms described below. If, on any Business Day, the closing price of Units is less than the Reference Closing Price, the Fund will purchase for cancellation any Units offered in the market at prices at or below the Reference Closing Price on the succeeding Business Day; provided, however, that the maximum number of Units to be purchased in any three month period (commencing with the three month period that began June 1, 2003) will be 1.25% of the number of Units outstanding at the beginning of such period. The Declaration of Trust provides that the Fund will not be obligated to make such purchases if, among other things, (i) the Trustee reasonably believes that the Fund would be required to make an additional distribution in respect of the year to Unitholders of record on December 15th in order that the Fund will generally not be liable to pay income tax after the making of such purchase, (ii) the Fund lacks the cash, debt capacity or other resources to make such purchases, (iii) in the opinion of the Trustee, such market purchases would adversely affect the on-going activities of the Fund or the remaining Unitholders, (iv) in the opinion of the Trustee such transactions, if consummated, could result in the marketability of the Units being severely impaired to the detriment of the Unitholders; (v) in order to fund the purchase the Fund is not able to liquidate portfolio securities in an orderly manner consistent with the Fund's Investment Objectives or, alternatively, it is not in the best interests of the Unitholders to do so, or (vi) there is, in the judgment of the Trustee, (a) any material legal action or proceeding instituted or threatened, challenging such transactions or otherwise materially adversely affecting the Fund, or (b) a suspension of or limitation on prices for trading securities generally on any exchange on which portfolio securities of the Fund are traded.

6.3 Issuer Bid

The Fund shall have the right (but not the obligation) at any time, exercisable in its sole discretion, to purchase Units in the market, subject to ay applicable regulatory requirements and limitations. The Fund may make such purchases, at prices not exceeding the Net Asset Value per Unit as most recently determined, as normal course issuer bids through the facilities and the rules of the TSX or such other exchange or market on which the Units are then listed.

7.0 REDEMPTION OF SECURITIES

Subject to the Fund's right to suspend redemptions, Unitholders are entitled to surrender Units for redemption on the second last Business Day of December in any year provided the Units are surrendered by 5:00 p.m. (Toronto time) at least 20 Business Days prior to the Redemption Date. The Declaration of Trust provides that Units surrendered for redemption will be redeemed on the Redemption Date at a redemption price per Unit that is equal to Net Asset Value per Unit minus any costs associated with the redemption, including all brokerage costs and less any income or net realized capital gains of the Fund that are distributed to a Unitholder concurrently with the proceeds of disposition on the redemption. For the purposes of calculating the Redemption Amount per Unit, the value of the listed securities will be equal to the weighted average trading price of such listed securities over the last three Business Days ending on the Redemption Date. Payment will be made by the Fund to the Unitholder on or before the tenth Business Day following the Redemption Date. Any unpaid distribution payable to Unitholders of record on or before the Redemption Date in respect of Units tendered for redemption will also be paid on the Redemption Payment Date.

The Trustee may make such designations, determinations and allocations for tax purposes of amounts or portions of amounts which the Fund has received, paid, declared payable or allocated to Unitholders as distribution or redemption proceeds. A Unitholder who desires to exercise redemption privileges must do so by causing the CDS Participant through which he or she holds Units to deliver to CDS at its office in the City of Toronto on behalf of the Unitholder, a written notice of the Unitholder's intention to redeem Units. A Unitholder who desires to redeem Units should ensure that the CDS Participant is provided with notice of his or her intention to exercise the redemption right sufficiently in advance of the

Redemption Date deadline so as to permit the CDS Participant to deliver a notice to CDS by 5:00 p.m. on a day which is at least 20 Business Days prior to the Redemption Date.

By causing a CDS Participant to deliver to CDS a notice of the Unitholder's intention to redeem Units, the Unitholder shall be deemed to have irrevocably surrendered his or her Units for redemption and appointed such CDS Participant to act as his or her exclusive settlement agent with respect to the exercise of such redemption privilege and the receipt of payment in connection with the settlement of obligations arising from such exercise, provided that the Trustee may from time to time prior to the Redemption Date permit the withdrawal of a Redemption Request on such terms and conditions as the Trustee may determine, in its sole discretion, provided that such withdrawal will not adversely affect the Fund. Any expense associated with the preparation and delivery of the redemption notice will be for the account of the Unitholder exercising the redemption privilege.

The Declaration of Trust permits the Trustee to suspend the redemption of Units or payment of redemption proceeds: (a) for the whole or any part of a period during which normal trading is suspended on one or more stock exchanges, options exchanges or futures exchanges on which more than 50% of the securities included in the Common Share Portfolio or the Index Fund (by value) are listed and traded; or (b) for any period not exceeding 120 days during which the Trustee determines that conditions exist which render impractical the sale of assets of the Fund or which impair the ability of the Trustee to determine the value of the assets of the Fund. The suspension may apply to all requests for redemption received prior to the suspension, but as for which payment has not been made, as well as to all requests received while the suspension is in effect. In such circumstances all Unitholders will have, and will be advised that they have, the right to withdraw their requests for redemption. Redemptions so suspended will be effected at a price determined on the first date that the Net Asset Value per Unit is calculated following the termination of the suspension. The suspension will terminate in any event on the first Business Day on which the condition giving rise to the suspension has ceased to exist provided that no other condition under which a suspension is authorized then exists. To the extent not inconsistent with official rules and regulations promulgated by any government body having jurisdiction over the Fund, any declaration of suspension made by the Trustee will be conclusive.

Subject to the ability of the Trustee to suspend the redemption of Units or payment of redemption proceeds as described above, from and after the date the Units are surrendered for redemption, such Units shall cease to be entitled to share in the income or any participation in the Fund Property and the holder thereof shall not be entitled to exercise any of the rights of holders of Units in respect thereof other than the right to be paid the Redemption Amount in respect of such Units and to receive the amount of all unpaid distributions in respect of such Units which were payable to Unitholders of record on or before the Redemption Date unless payment of the Redemption Amount or unpaid distributions, if any, shall not have been made on the Redemption Payment Date or shall have been dishonoured.

Any and all Units which have been surrendered for redemption shall be deemed to be outstanding until, but not after, 5:00 p.m. (Toronto time) on the Redemption Date. Thereafter, the Unitholder who surrendered such Units for redemption shall cease to have any rights as a Unitholder in respect of such Units other than the right to be paid the Redemption Amount in respect of such Units and to receive the amount of all unpaid distributions, if any, in respect of such Units which were payable to Unitholders of record on or before the Redemption Date unless payment of the Redemption Amount or unpaid distributions, if any, shall not have been made on the Redemption Payment Date or shall have been dishonoured.

The Fund has entered into a Recirculation Agreement with BMO Nesbitt Burns Inc. whereby BMO Nesbitt Burns Inc. will, at the request of the Trustee, agree to use commercially reasonable efforts to find purchasers for any Units tendered for redemption prior to the relevant Redemption Date, provided that the holder of Units so tendered has not withheld consent thereto. In such event, the amount to be paid to the holder on the Redemption Payment Date will be an amount equal to the proceeds of the sale of Units less any applicable commission. Such amount will not be less than the Redemption Amount described above. Unitholders are free to withhold their consent to any proposed resale and to require the Fund redeem their Units in accordance with their terms.

8.0 RESPONSIBILITY FOR OPERATIONS

8.1 Trustee and Manager

Brompton Funds Management Limited was formed pursuant to the *Business Corporations Act* (Ontario) by articles of amalgamation, dated October 27, 2006. Its head office is at Suite 2930, Box 793, Bay-Wellington Tower, BCE Place, 181 Bay Street, Toronto, Ontario M5J 2T3. Its telephone number is (416) 642-6000, its e-mail address is info@bromptongroup.com and its website address is www.bromptongroup.com. The Trustee was organized for the purpose of managing and administering closed-end investment funds, including the Fund and is a member of the Brompton Group of Companies.

Pursuant to the Declaration of Trust, the Trustee is responsible for providing, or causing to be provided, management and administrative services and facilities to the Fund, and may delegate certain of its powers to third parties.

8.1.1 Trustee Fee

The Trustee is entitled to receive an annual trustee fee in an amount equal to 0.15% of the Fund's NAV accrued daily and payable monthly in arrears plus applicable taxes. As compensation for its services rendered to BAI Trust, the Trustee is entitled to receive an annual trustee fee in an amount equal to 0.40% of BAI Trust's NAV accrued daily and paid monthly in arrears, plus applicable taxes.

8.1.2 Directors and Officers of the Trustee

The name, municipality of residence, position with the Trustee and principal occupation of each of the directors and officers of the Trustee are set out below:

Name and Municipality of Residence and Position with the Trustee	Principal Occupation and Positions Held During the Last 5 Years
P. MICHAEL NEDHAM Toronto, Ontario Director	Managing Director, Newport Partners LP, which is in the business of providing integrated personal and corporate wealth management, since July 2005; Managing Director, Newport Partners Inc. from July 2002 to July 2005 President, Newport Securities Inc. from September 2001 to July 2002
PETER A. BRAATEN Toronto, Ontario Chairman and Director	Chairman, Brompton Group Limited, a financial services company, since December 2006; Chairman, Brompton Limited from November 2000 to December 2006.
JAMES W. DAVIE[(1)(2)(3)] Toronto, Ontario Chairman of the Audit Committee and Director	Corporate Director since June 2002; Managing Director, RBC Dominion Securities Inc. from June 1999 to June 2002.

Name and Municipality of Residence and Position with the Trustee	Principal Occupation and Positions Held During the Last 5 Years
ARTHUR R.A. SCACE[(1)(2)(3)] Toronto, Ontario Chairman of the Corporate Governance Committee and Director	Corporate Director since March 2006; Counsel, McCarthy Tétrault LLP from November 2003 to February 2006; Partner, McCarthy Tétrault LLP from 1972 to November 2003.
KEN S. WOOLNER[(1)(2)(3)] Calgary, Alberta Lead Director	Corporate Director since February 2006; Executive Chairman, White Fire Energy Ltd. from April 2005 to February 2006; President & Chief Executive Officer, Lightning Energy Ltd. from December 2001 to April 2005.
RAYMOND R. PETHER Toronto, Ontario Chief Executive Officer	President and Chief Executive Officer, Brompton Group Limited, a financial services company, since December 2006; President and Chief Executive Officer, Brompton Limited from April 2001 to December 2006.
MARK A. CARANCI Toronto, Ontario President	President, Brompton Funds since February 2006; Chief Financial Officer, Brompton Limited from November 2000 to January 2006.
CRAIG T. KIKUCHI Toronto, Ontario Chief Financial Officer	Chief Financial Officer, Brompton Funds since February 2006; Vice-President, Brompton Limited from August 2004 to January 2006; Controller, Brompton Limited from February 2002 to August 2004.
DAVID E. ROODE Toronto, Ontario Senior Vice President	Senior Vice-President, Brompton Funds since February 2006, Senior Vice President Brompton Limited from May 2005 to January 2006; Vice President, Brompton Limited from September 2002 to May 2005; Analyst, for a financial services organization from 1998 to 2001.
MOYRA E. MACKAY Toronto, Ontario Vice-President and Secretary	Vice-President & Corporate Secretary, Brompton Funds since February 2006; Vice President & Corporate Secretary, Brompton Limited from May 2000 to January 2006.
LORNE ZEILER Toronto, Ontario Vice-President	Vice-President, Brompton Funds since February 2006; Vice President, Brompton Limited from September 2004 to January 2006; Senior Financial Analyst, Assante Advisory Services from 2003 to 2004; Senior Relationship Manager, Scotiabank from 1998 to 2003.
JESSICA LEUNG Toronto, Ontario Controller	Controller, Brompton Funds, since February 2006; Controller, Brompton Limited from February 2005 to January 2006; Manager, Ernst & Young LLP from October 2000 to January 2005.
ANN WONG Toronto, Ontario Controller	Controller, Brompton Funds since February 2006; Controller, Brompton Limited from September 2005 to January 2006; Senior Manager, Treasury Finance Group Canadian Imperial Bank of Commerce from June 2004 to September 2005; Manager, PricewaterhouseCoopers LLP from September 2001 to June 2004.
CHRISTOPHER CULLEN Toronto, Ontario Assistant Vice President	Assistant Vice President, Brompton Funds since March 2006; Manager Commercial Banking, CIBC Commercial Banking from September 2003 to February 2006; Associate, CIBC Commercial Banking from October 2002 to August 2003; Research Associate, UBS Securities (Canada) from May 2001 to August 2002.

Name and Municipality of Residence and Position with the Trustee	Principal Occupation and Positions Held During the Last 5 Years
JANET TOFFOLO Toronto, Ontario Assistant Vice President	Assistant Vice President, Brompton Funds since January 2007; Manager, Head Trader AGF Funds Inc. from January 1995 to June 2005.

Notes:
(1) Independent director.
(2) Member of the Corporate Governance Committee.
(3) Member of the Audit Committee.

8.2 Advisor

The Declaration of Trust provides that the Trustee may retain an Advisor to make investment decisions with respect to the Fund Property. The Trustee has retained Brompton Capital Advisors Inc. as the Advisor. The Advisor is registered as a Limited Market Dealer and an Investment Counsel and Portfolio Manager in the Province of Ontario. The principal office of the Advisor is located at Suite 2930, Bay-Wellington Tower, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T3.

The services to be provided by the Advisor pursuant to the Advisory Agreement include purchasing the securities to comprise the Common Share Portfolio and maintaining the Common Share Portfolio in accordance with the Investment Objectives, subject to the Investment Restrictions. The Advisor will also make investment decisions as to the purchase and sale of investments in accordance with the Declaration of Trust.

8.2.1 Advisory Fee

The Advisor is entitled to fees for its services which will be paid by the Trustee out of its fee, and will be reimbursed for all reasonable costs and expenses incurred by the Advisor on behalf of the Fund.

8.2.2 Termination of the Advisory Agreement

The Advisory Agreement will automatically terminate on the Termination Date. The Advisory Agreement may be terminated by the Trustee on behalf of itself and on behalf of the Fund:

(i) at any time on 90 days written notice to the Advisor;

(ii) in the event that the Advisor is in material breach of the Advisory Agreement and the material breach has not been cured within 10 days written notice to the Advisor;

(iii) on 30 days written notice to the Advisor in the event of a persistent failure by the Advisor to perform its obligations and covenants and discharge its obligations and covenants under the Advisory Agreement;

(iv) immediately in the event of insolvency or liquidation of the Advisor or if the Advisor becomes bankrupt or passes a resolution approving its liquidation, winding-up or dissolution or deemed dissolution or makes a general assignment for the benefit of its creditors or if the Advisor ceases to be registered as an advisor in the category of investment counsel/portfolio manager under the *Securities Act* (Ontario);

(v) immediately if the assets of the Advisor become subject to seizure or confiscation by any public or governmental organization;

(vi) immediately if the Advisor has lost any registration, license or other authorization required by it to perform its duties under the Advisory Agreement, including without limitation the benefit of any exemption from the requirement to register under Canadian securities laws, or is otherwise deemed unable to perform the services delegated to it under the Advisory Agreement; or

(vii) immediately in the event of the commission by the Advisor of any fraudulent act in the performance of its duties under the Advisory Agreement or if there has been any misrepresentation by the Advisor in the Advisory Agreement.

The Advisory Agreement may be terminated by the Advisor:

(i) at any time on 90 days written notice to the Trustee;

(ii) in the event that the Fund or the Trustee is in material breach of the provisions of the Advisory Agreement and such breach has not been cured within 30 days written notice to the Fund and the Trustee;

(iii) on 30 days' written notice to the Trustee in the event of a persistent failure by the Trustee to perform its obligations and covenants and discharge its obligations and covenants under the Advisory Agreement; or

(iv) immediately in the event of insolvency or liquidation of the Fund, of if the Fund becomes bankrupt or passes a resolution approving its winding-up or dissolution or deemed dissolution or makes a general assignment for the benefit of its creditors.

8.3 Custodian

IBT Trust Company (Canada), a subsidiary of Investors Bank and Trust Company, a U.S. Bank, serves as custodian of the Fund at its principal office in Toronto, Ontario pursuant to an amended and restated master custody agreement dated as of August 17, 2005 entered into by Barclays Global Investors Canada Limited and the Custodian and assigned by Barclays Global Investors Canada Limited to the Trustee, as amended. However, the Custodian will not hold Common Share Portfolio securities owned by the Fund and pledged to the Counterparty. The Custodian provides certain administrative services to the Fund, including the calculation of the NAV per Unit. In order to secure the Custodian's obligations under the arrangements described above, Investors Bank & Trust Company, the U.S.-based controlling shareholder of the Custodian, entered into a guarantee and support agreement on July 31, 2003 pursuant to which Investors Bank & Trust Company guarantees the Custodian's obligations to the Fund under the Custodian Agreement and will covenant to cause the Custodian to perform such obligations.

The Custodian may, in accordance with the terms of the Custodian Agreement appoint sub-custodians and enter into sub-custodian agreements. The Fund's principal sub-custodian is the Royal Bank of Canada c/o RBC Dexia Global Services located at 200 Bay Street, 24th Floor, North Tower, Toronto, ON and provides for the safekeeping of client assets of the Custodian in Canada.

8.3.1 Custodian Fees

In consideration for its services, the Fund pays to the Custodian such compensation as agreed upon in writing between the Trustee and the Custodian from time to time and reimburses the Custodian for all reasonable costs and expenses incurred by the Custodian on behalf of the Fund.

8.3.2 Termination of the Custodian Agreement

The Trustee may terminate the Custodian Agreement prior to its expiration:

(i) at any time, upon notice in writing by the Trustee, specifying the date upon which termination is to occur, if, in the sole discretion of the Trustee, acting reasonably, it believes that the continuing appointment of the Custodian would not be consistent with the standard of care required by the Trustee in respect of the Fund in accordance with applicable law and/or that, in its sole discretion, acting reasonably, the Custodian is not complying with the standard of care set out in the Custodian Agreement and, without limiting the generality of the foregoing, the Trustee may terminate the Custodian Agreement if the Custodian breaches any material term of the Custodian Agreement, provided that the Trustee will advise the Custodian of any circumstance or any breach by the Custodian of which it becomes aware from time to time that, if unaddressed, would permit the termination of the agreement and the Trustee will not exercise its rights as set out in the Custodian Agreement unless, where the adverse circumstance or breach is capable of remedy or cure, the Custodian does not present a plan to remedy or cure the practice, policy, circumstance or breach that is acceptable to the Trustee, acting reasonably, which plan will be provided as soon as practicable, and in any event not later than 10 days after the Custodian becomes aware of the circumstance or breach, and has not made substantial progress toward curing or remedying that circumstance or breach in all material respects to the satisfaction of the Trustee, acting reasonably, within 30 days of presenting such plan to the Trustee;

(ii) in the event that the Custodian undertakes the sale, lease, transfer or other disposition of all or substantially all of its assets; or

(iii) in the event that a transaction occurs as a result of which a person other than Investors Bank & Trust Company acquires beneficial ownership (within the meaning of applicable securities laws) of voting securities of the Custodian carrying more than 50% of the votes for the election of directors of the Custodian, and the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of the Custodian.

The Trustee may also terminate the Custodian Agreement in the event that the Trustee determines to terminate the Fund or the existence of the Fund is otherwise terminated in accordance with the provisions of the Declaration of Trust, or the Fund is terminated for any other reason.

The Custodian may terminate the Custodian Agreement prior to its expiration if:

(i) an order is made or a resolution passed or other proceedings taken for the dissolution of the Trustee, except in the context of any transaction in which the Trustee may be merged or consolidated into any other corporation which succeeds to its obligations under the Custodian Agreement;

(ii) the Trustee consents to or makes a general assignment for the benefit of creditors, or makes a proposal to creditors under any insolvency law, or is declared bankrupt or if a liquidator, trustee in bankruptcy, custodian or receiver or receiver and manager or interim receiver or other officer with similar powers is appointed in respect of the Trustee; or

(iii) the Trustee materially breaches the Custodian Agreement.

8.4 Valuation Services

The Trustee, on behalf of the Fund, has appointed the Custodian to provide the Fund with valuation services. Such services include the calculation of the Fund's weekly Net Asset Value, calculated in accordance with the Fund's valuation parameters as described in sections 4.0 and 5.0 of this Annual Information Form.

8.5 Auditors, Registrar, Transfer Agent and Distribution Agent

The auditors of the Fund are PricewaterhouseCoopers LLP, Chartered Accountants, Suite 3000, Royal Trust Tower, Toronto-Dominion Centre, Toronto, Ontario M5K 1G8. Computershare Investor Services Inc. is the registrar, transfer agent and distribution agent for the Units. The register and transfer ledger for the Units is kept by the transfer agent at its offices located in Toronto, Ontario.

9.0 CONFLICTS OF INTEREST

9.1 Principal Unitholders of Securities and Affiliated Entities

The Trustee is an affiliated entity of the Advisor as set forth in the following diagram:



Brompton Group Limited
55%
100%
Brompton Funds LP
Brompton Capital Advisors Inc.
100%
Brompton Funds Management Limited

Notes:
Mr. Braaten indirectly controls Brompton Group Limited ("BGL"). Directors and officers of the Trustee, including Mr. Braaten, indirectly own of record and beneficially an aggregate of more than 95% of the shares of BGL.

BGL owns of record and beneficially 55% of the partnership interests of Brompton Funds LP ("BFLP") and, owns indirectly, 55% of the shares of the general partner of BFLP. BFLP owns of record and beneficially all of the voting securities of the Trustee.

The remaining 45% of the partnership interests of BFLP and 45% of the shares of the general partner of BFLP are owned of record and beneficially by Newport Partners Holdings LP which also controls Newport Partners LP. Mr. Nedham, a director of the Trustee, is a managing director of Newport Partners LP.

In addition, Brompton Capital Advisors Inc., the Advisor, is wholly owned by BGL and as such is an affiliated entity of the Trustee.

Mr. Pether holds the office of Chairman of the Advisor. Mr. Carucci holds the office of Executive Vice-President of the Advisor and Ms. MacKay holds the office of Vice-President and Corporate Secretary of the Advisor.

The services of the Custodian and the officers and directors of the Custodian are not exclusive to the Fund. The Custodian and its affiliates and associates (as defined in the *Securities Act* (Ontario)) may, at any time, engage in any other activity.

The Trustee and the Advisor and their directors and officers engage in the promotion, management or investment management of one or more funds or trusts which invest primarily in income funds. The Advisor acts as the investment advisor or administrator for other funds and may in the future act as the investment advisor to other funds which invest in income funds. The services of the Trustee are not exclusive to the Fund.

In addition, the directors and officers of the Trustee and the Advisor may be directors, officers, shareholders or unitholders of one or more issuers in which the Fund may acquire securities. The Trustee, the Advisor or their affiliates may be a manager of one or more issuers in which the Fund may acquire securities and may be managers or administrators of funds that invest in the same securities as the Fund. Although none of the directors or officers of the Trustee or the Advisor will devote his or her full time to the business and affairs of the Fund, each director and officer of the Trustee or the Advisor will devote as much time as is necessary to supervise the management of (in the case of the directors) or to manage the business and affairs of (in the case of officers) the Fund, the Trustee and the Advisor, as applicable.

10.0 FUND GOVERNANCE

Brompton supports good governance practices for its funds. The Fund is managed by the Trustee and consequently, the Board of Directors and committees referred to are the Board and committees of the Trustee.

The Board is responsible for the overall stewardship of the business and affairs of the Fund. The Fund has Investment Objectives and Investment Strategies which are set out in the Declaration of Trust.

The Board consists of 5 directors, 3 of whom are independent of management. Details regarding the names, principal occupations and committee memberships of the Board are set out in section 8.1.2. The Board believes that the number of directors is appropriate and only non-management directors are compensated. Amounts paid as compensation to the directors are reviewed annually to ensure they realistically reflect the responsibilities and risk involved in being an effective director. The Board has appointed a Governance Committee which is responsible for making recommendations to the Board with respect to developments in the area of governance and practices of the Board. Individual directors may engage an outside advisor at the expense of the Fund subject to the approval of the Governance Committee.

To assist the Board in monitoring the Fund's financial reporting and disclosure, the Board has established an Audit Committee. The Audit Committee consists of 3 members, all of whom are independent. The responsibilities of the Audit Committee include, but are not limited to, review of the Fund's financial statements and the annual audit performed by PricewaterhouseCoopers LLP ("PWC"), the auditor of the Fund; oversight of internal control and of the Fund's compliance with tax laws and regulations. PWC reports to the Audit Committee and the Audit Committee and PWC have direct communication channels to discuss and review specific issues as appropriate.

The Board is responsible for developing the Fund's approach to governance issues and, together with the Manager, is evolving a best practices governance procedure. To ensure the proper management of the Fund and compliance with regulatory requirements, the Board of Directors has adopted policies, procedures and guidelines relating to business practices, risk management control, and internal conflicts of interest. As part of managing its business practices, the Board has adopted a Whistleblower Policy, a Privacy Policy and a Proxy Voting Policy.

The Whistleblower Policy establishes a procedure for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters pertaining to the Fund. The Privacy Policy dictates the manner in which the Manager may collect, use and disclose personal information regarding the Unitholders. The Proxy Voting Policy is described in section 10.1. As part of its risk management, the Board has adopted a Disclosure Policy. The Disclosure Policy sets out guidelines that aim to ensure that complete, accurate and balanced information is disclosed to the public in a timely, orderly and broad-based manner in accordance with securities laws and regulations. As part of managing potential internal conflicts of interest, the Board has adopted a Code of Business Ethics and an Insider Trading Policy. The Code of Business Ethics and Insider Trading Policy, address, among other things, ethical business practices and handling of material information and purchasing or selling of securities by insiders. As a result of the new legislation introduced in late 2006, the Trustee intends to appoint an Independent Review Committee in 2007 to deal with potential conflict of interest matters between the Trustee and the Fund.

The Trustee maintains a website for the Fund at www.bromptongroup.com. The mandate of the Board is available on the website. The Fund has an investor relations line to respond to inquiries from Unitholders.

10.1 Proxy Voting Policy

From and after October 27, 2006, the date Brompton Funds Management Limited took over management of the Fund, the Fund has delegated to the Advisor, Brompton Capital Advisors Inc., responsibility to exercise the voting rights attached to the securities held by the Fund and it is the Advisor's policy to seek to ensure that proxies for securities held by the Fund are voted consistently and in the best interests of the Fund.

The Fund, through the Advisor, has engaged the services of Institutional Shareholder Services ("ISS") to vote the proxies related to the securities held by the Fund and to provide information relating to such voting for the purpose of providing the necessary reporting by the Fund. The Advisor has adopted the ISS 2006 Canadian Proxy Voting Guidelines ("Policy"). In the case of routine matters, which includes ratification of auditors and financial reporting, the Policy generally allows for voting in favour of management's recommendation unless ISS believes it would be in the best interests of the Unitholders to vote against the resolution. In respect of non-routine matters such as mergers and corporate restructurings, capital restructuring, executive and director compensation, matters are dealt with on a case-by-case basis with the best interests of the Unitholders in mind at all times. In circumstances where the Advisor becomes aware of a conflict of interest, the Advisor will defer to the Policy. A copy of the proxy voting policy including the Policy is available on request at no cost from the Trustee by calling (416) 642-6000 or by writing to the Trustee at Suite 2930, Box 793, Bay Wellington Tower, BCE Place, 181 Bay Street, Toronto, Ontario M5J 2T3.

The policies and procedures that the Fund follows when voting proxies relating to portfolio securities are available upon request, at no cost, by calling 1-866-642-6001 or by writing to the Trustee at Suite 2930, P.O. Box 793, Bay-Wellington Tower, BCE Place, 181 Bay Street, Toronto, ON M5J 2T3.

The Fund's voting record for the most recent period ended June 30 of each year is available free of charge to any Unitholder of the Fund upon request at any time after August 31 of that year. The Fund has made its proxy voting record available on its website at www.bromptongroup.com.

10.2 Securities Lending

In order to generate additional returns, the Fund has entered into a written securities lending agreements ("Securities Lending Agreements") with Barclays Global Investors N.A. and Barclays Global Investors

Limited ("Barclays"), as agents for the Fund, to administer any securities lending transaction for the Fund.

The Trustee manages the risks associated with securities lending by requiring the Custodian, pursuant to the Securities Lending Agreement, to:

- Enter into securities lending, repurchase or reverse purchase transactions with reputable and well-established Canadian and foreign brokers, dealers and institutions ("counterparties");
- Maintain internal controls, procedures and records;
- Establish daily the market value of both the securities loaned by the Fund under a securities lending transaction and the cash or collateral held by the Fund. If on any day the market value of the cash or collateral is less than 105% of the market value of the borrowed or sold securities, Barclays will request that the counterparty provide additional cash or collateral to the Fund to make up the shortfall; and
- Ensure that the collateral to be delivered to the Fund is one or more of cash, qualified securities or securities immediately convertible into, or exchangeable for, securities of the same issuer, class or type, and same term, if applicable, as the securities being loaned by the Fund.

The transaction may be terminated by the Fund at any time and the loaned securities recalled within the normal and customary settlement period for such transactions.

The Trustee has written procedures that set out the objectives, goals and risk management practices with respect to securities lending arrangements which are reviewed annually by the Board of Directors. Securities lending arrangements and risks are monitored by the Trustee. On at least an annual basis, Barclays reviews the parameters under which they take collateral. This process is undertaken by their independent Global Credit Group. The process evaluates current and historical market conditions including volatility, liquidity and correlation between lent assets taken as collateral. The results of this analysis are used to make changes, as necessary, to Barclay's collateral schedule with counterparties. This process looks at adverse scenarios to provide a high level of confidence that their clients' assets are protected in times of market turmoil. Historical periods of higher volatility and lower liquidity are given greater weight within the analysis.

11.0 INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to the acquisition, holding and disposition of Units by a Unitholder who, for purposes of the Income Tax Act is an individual (other than a trust) and who, for the purposes of the Income Tax Act, is resident in Canada, deals at arm's length with the Fund and holds Units as capital property. Generally, Units will be considered to be capital property to a Unitholder provided that the Unitholder does not hold the Units in the course of carrying on a business of trading or dealing in securities and has not acquired the Units in one or more transactions considered to be an adventure in the nature of trade. Certain Unitholders who might not otherwise be considered to hold their Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making an irrevocable election in accordance with the Income Tax Act with respect to all Canadian securities held by the Unitholder.

This summary is based on the current provisions of the Income Tax Act, the Trustee's understanding of the current published administrative and assessing practices of the Canada Revenue Agency and all specific proposals to amend the Income Tax Act publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"). This summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations which may differ from the federal income tax considerations discussed below.

This summary is also based on the assumption that the Fund will not, at any time, be a "SIFT trust" within the meaning of the 2006 Proposed Amendments (defined below).

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Units. Accordingly, the summary is of a general nature only and is not intended to be legal or tax advice to any particular Unitholder. Unitholders should consult their own tax advisors with respect to the income tax treatment of their investment in Units.

11.1 Taxation of the Fund

This summary is based on the assumption that the Fund has at all times qualified, and will continue to qualify as a "mutual fund trust" within the meaning of the Income Tax Act. If the Fund were not to qualify as a mutual fund trust, the income tax considerations described below would in some respects be materially different.

The Fund will be subject to tax in each taxation year under Part I of the Income Tax Act on the amount of its income for the year, including net realized taxable capital gains, less the portion thereof that it deducts in respect of the amount paid or payable to Unitholders in the year. The Fund intends to deduct, in computing its income in each taxation year, the full amount available for deduction in each year and, therefore, provided the Fund makes distributions in each year of its net income and net realized capital gains, it will generally not be liable in such year for income tax under Part I of the Income Tax Act.

The Fund may generally deduct reasonable administrative and other expenses incurred to earn income. On October 31, 2003 the Department of Finance announced a Tax Proposal relating to the deductibility of losses under the Income Tax Act. Under this Tax Proposal, a taxpayer will be considered to have a loss from a business or property for a taxation year only if, in that year, it is reasonable to assume that the taxpayer will realize a cumulative profit from the business or property during the time that the taxpayer has carried on, or can reasonably be expected to carry on, the business or has held, or can reasonably be expected to hold, the property. Profit, for this purpose, does not include capital gains or capital losses. If such Tax Proposal were to apply to the Fund, deductions that would otherwise reduce the Fund's taxable income could be denied, with after-tax returns to the Unitholders reduced as a result. It will be necessary for the Fund to monitor its activities and this Tax Proposal, which is proposed to apply to taxation years beginning after 2004. On February 23, 2005, the Minister of Finance (Canada) announced that a more modest legislative initiative to replace the Tax Proposals of October 31, 2003 would be released for comment. No such legislative proposal has been released to date.

The Fund may deduct rateably over a five-year period (subject to reduction in any taxation year that is less than 365 days) the agents' fees and other expenses of the offering that were paid by the Fund and not reimbursed.

The Fund has elected in accordance with the Income Tax Act to have each of its "Canadian securities" treated as capital property. Accordingly, gains or losses realized by the Fund on the sale of securities in the Common Share Portfolio will be taxed as capital gains or capital losses. If the obligations of the Fund and the Counterparty under the Forward Agreement are settled by making cash payments, a payment made or received by the Fund may be treated as an income outlay or receipt, as applicable. If the Fund delivers securities in the Common Share Portfolio to the Counterparty in satisfaction of its obligations under the Forward Agreement and receives a payment from the Counterparty equal to the price stipulated in the Forward Agreement, the Fund will realize capital gains (capital losses) equal to the amount by which such purchase price (less reasonable costs of disposition) exceeds (or is less than) the aggregate adjusted cost base of such securities.

On October 31, 2006, the Minister of Finance (Canada) announced new Tax Proposals which, if enacted, would modify the taxation of certain flow through entities including certain income trusts (excluding real estate investment trusts which meet specific conditions) and certain other trusts and partnerships, referred to as "specified investment flow-throughs" or "SIFTs". The October 31, 2006 announcement was followed by the release of draft legislation by the Department of Finance on December 21, 2006 (the "2006 Proposed Amendments"). As currently drafted, the 2006 Proposed Amendments will generally not apply to income trusts, the units of which were publicly traded as of October 31, 2006 and which comply with normal growth guidelines, until January 1, 2011. The 2006 Proposed Amendments will apply to a trust that became publicly-traded after October 31, 2006 beginning with the 2007 taxation year. The 2006 Proposed Amendments will apply to a SIFT trust and will apply a tax at the trust level on distributions of certain income (other than income which is a taxable dividend received by a SIFT trust) from such SIFT trust at a rate of tax comparable to the combined federal and provincial corporate tax rate. Such distributions will be treated as taxable dividends to the SIFT trust's unitholders.

The 2006 Proposed Amendments characterize a trust as a SIFT trust if the trust meets all the following criteria: (i) the trust is resident in Canada; (ii) the units of the trust are listed on a stock exchange or other public market; and (iii) the trust holds one or more "non-portfolio properties".

Non-portfolio property of a trust includes certain Canadian real and resource properties, property that the trust (or a non-arm's length person or partnership) uses in the course of carrying on a business in Canada, and investments in certain "subject entities". A subject entity is defined in the 2006 Proposed Amendments to include a trust resident in Canada, a corporation resident in Canada and a Canadian resident partnership. An investment by a trust in a subject entity will be a non-portfolio property if the investment meets either (or both) of the following tests:

- The trust holds securities of the subject entity that have a total fair market value that is greater than 10% of the subject entity's "equity value". For this purpose the equity value of a subject entity that is a trust is the total fair market value of all of the income and capital interests in the trust; and

- The trust holds securities of the subject entity that, together with all of the securities that the trust holds of entities affiliated with the subject entity, have a total fair market value that is greater than 50% of the equity value of the trust itself. For this purpose, a trust's equity value is the total fair market value of all of the income and capital interests of the trust.

Assuming that the final legislation enacts the 2006 Proposed Amendments as currently drafted, it is expected that: (i) certain Income Funds in which BAI Trust holds units will be SIFTs; and (ii) distributions received by BAI Trust which have been subject to the new distribution tax will be characterized as taxable dividends received from a taxable Canadian corporation. In such a case, the redemption value of the units of BAI Trust will be reduced, which will cause a corresponding reduction in the value of the Forward Agreement.

The Department of Finance (Canada) has invited commentary to be submitted on the technical aspects of the 2006 Proposed Amendments prior to January 31, 2007, following which the Minister of Finance (Canada) has indicated that he will introduce legislation to implement the 2006 Proposed Amendments. No assurance can be given that the final legislation implementing the 2006 Proposed Amendments will be consistent with the foregoing or that Canadian federal income tax law respecting income trusts and other flow-through entities will not be further changed in a manner which adversely affects the Fund and its Unitholders.

11.2 Taxation of Unitholders

A Unitholder will generally be required to include in computing income for a taxation year the amount of the Fund's net income for the taxation year, including net realized taxable capital gains, that is paid or payable to the Unitholder in the taxation year whether or not such amount is paid by the issuance of additional Units or is reinvested in additional Units. The non-taxable portion of the Fund's net realized capital gains paid or payable (whether in cash or in Units) to a Unitholder in a taxation year will not be included in the Unitholder's income for the year. Any other amount in excess of the Fund's net income for a taxation year paid or payable to the Unitholder in the year will not generally be included in the Unitholder's income. Such amount, however, will generally reduce the adjusted cost base of the Unitholder's Units.

Provided that appropriate designations are made by the Fund, such portion of (i) the net realized taxable capital gains of the Fund, and (ii) the taxable amount of dividends (including "eligible dividends") received or deemed to be received by the Fund on shares of taxable Canadian corporations, as is paid or payable to a Unitholder, will effectively retain its character and be treated as such in the hands of the Unitholder for purposes of the Income Tax Act. To the extent that amounts are designated as taxable dividends from taxable Canadian corporations, the normal gross-up and dividend tax credit rules will apply. Amendments to the Income Tax Act enacted on February 21, 2007 provide an enhanced dividend gross-up and tax credit for eligible dividends received after 2005 from taxable Canadian corporations.

Under the Income Tax Act, the Fund is permitted to deduct in computing its income for a taxation year an amount which is less than the amount of its distributions for the year. This will enable the Fund to utilize, in a taxation year, losses from prior years without affecting the ability of the Fund to distribute its income annually. The amount distributed to a Unitholder but not deducted by the Fund will not be included in the Unitholder's income. However, the adjusted cost base of the Unitholder's Units will be reduced by such amount.

To the extent that the adjusted cost base of a Unit becomes less than zero, the negative amount will be deemed to be a capital gain realized by the Unitholder and the Unitholder's adjusted cost base will be increased by the amount of such deemed capital gain.

The Net Asset Value per Unit will reflect any income and gains of the Fund that have accrued at the time Units are acquired. Accordingly, a Unitholder who acquires Units may become taxable on the Unitholder's share of income and gains of the Fund that accrued before the Units were acquired even though it was reflected in the price paid for the Units. The purchase price for the Common Share Portfolio under the Forward Agreement from time to time may significantly exceed the aggregate adjusted cost base of the securities comprising the Common Share Portfolio. Therefore, there may be significant accrued gains in the Fund prior to the settlement of the Forward Agreement on or about the Termination Date.

On the disposition or deemed disposition of a Unit, the Unitholder will realize a capital gain (or capital loss) to the extent that the Unitholder's proceeds of disposition, less any amount that is considered to be paid out of the income or capital gains of the Fund, exceed (or are less than) the aggregate of the adjusted cost base of Units and any reasonable costs of disposition. If the Fund distributes property *in specie* on the termination of the Fund, a Unitholder's proceeds of disposition would generally be equal to the aggregate of the fair market value of the distributed property and the amount of any cash received, less any gain realized by the Fund on the disposition by it of the property.

For the purpose of determining the adjusted cost base of Units to a Unitholder, when a Unit is acquired, the cost of the newly acquired Unit will be averaged with the cost base of all other Units owned by the Unitholder as capital property at that time. For this purpose the cost of Units that have been issued as a distribution will generally be equal to the amount of such distribution.

If a Unitholder acquires Units on the automatic reinvestment of a distribution at a price that is less than the then fair market value of the Unit, it is the administrative position of the Canada Revenue Agency that the Unitholder must include the difference in income and that the cost of the Unit will be correspondingly increased. One-half of any capital gain ("taxable capital gain") realized by a Unitholder on the disposition of Units will be included in the Unitholder's income and one-half of any capital loss ("allowable capital loss") realized may be deducted from taxable capital gains in accordance with the provisions of the Income Tax Act.

In computing a Unitholder 's income for purposes of the Income Tax Act, any net realized taxable capital gain designated to the Unitholder in accordance with the provisions of the Income Tax Act, arising from the settlement of the Forward Agreement (or otherwise), may be netted against any allowable capital loss realized by the Unitholder, including any allowable capital loss realized on the disposition of Units to the Fund on redemption, in accordance with the detailed rules in the Income Tax Act.

In general terms, net income of the Fund paid or payable to a Unitholder that is designated as eligible dividends from taxable Canadian corporations or net realized taxable capital gains and taxable capital gains realized on the disposition of Units may increase the Unitholder 's liability for alternative minimum tax.

12.0 REMUNERATION OF DIRECTORS OFFICERS, AND TRUSTEES

The Trustee is paid a fee as disclosed in section 8.1.1. The Fund pays director fees to the non-management directors as well as expenses incurred by directors on behalf of the Fund. In addition, the Fund pays the expenses of any action, suit or other proceedings in which or in relation to which the Trustee, the Advisor or the Custodian and/or any of their respective officers, directors, employees, consultants or agents is entitled to indemnity by the Fund.

For the year ended December 31, 2006, the Trustee was paid an aggregate amount of $364,017, as consideration for its trustee and management services and expenses incurred in its capacity as Trustee of the Fund.

13.0 MATERIAL CONTRACTS

The Fund and/or the Trustee on behalf of the Fund are party to the Declaration of Trust, Custodian Agreement, the Forward Agreement and the Advisory Agreement.

Copies of these material contracts may be accessed by prospective or existing Unitholders at www.sedar.com under the Fund's profile. They are also available at the Fund's registered office during normal business hours. Details regarding each of these contracts are provided in section 1.2 of this Annual Information Form in the case of the Declaration of Trust and in section 8 of this Annual Information Form in the case of the other contracts except the Forward Agreement, which is described below.

14.0 OTHER MATERIAL INFORMATION

14.1 Forward Agreement

On May 14, 2003, the Fund entered into the Forward Agreement, which is intended to provide the Fund with a payment on or about the Termination Date of an amount equal to the redemption proceeds of a corresponding number of units of BAI Trust, in exchange for the Common Share Portfolio.

Under the terms of the Forward Agreement, the Fund and the Counterparty, Bank of Montreal, has agreed that their settlement obligations under the Forward Agreement with respect to the Common Share Portfolio securities will be discharged, at the election of the Fund, either by physical delivery of the Common Share Portfolio securities by the Fund to the Counterparty against cash payment or by the making of a net cash payment to the appropriate party. The amount payable by the Counterparty for physical delivery of the Common Share Portfolio may be more or less than the original subscription price of the Units. If the Fund elects for physical delivery of the Common Share Portfolio under the Forward Agreement, the Counterparty will pay to the Fund on or about the Termination Date as the purchase price for the Common Share Portfolio an amount equal to the redemption proceeds for a corresponding number of units of BAI Trust. Prior to the Termination Date, Common Share Portfolio securities or other acceptable securities will be pledged to and may be held by the Counterparty as security for the obligations of the Fund under the Forward Agreement.

Under the terms of the Forward Agreement, the long-term debt of the Counterparty must be rated at least "A" by S&P or have an equivalent rating from Dominion Bond Rating Service Limited, Moody's Investors Service, Inc., Fitch Ratings or any of their respective successors (the "Approved Rating"). If the long-term debt of the Counterparty is no longer so rated, the Counterparty may, within 30 days of such rating change, arrange for a substitute counterparty that is a financial institution with longterm debt rated at the Approved Rating and acceptable to the Trustee, to assume the obligations of the Counterparty under the Forward Agreement (the "Substitute Counterparty Arrangement"). The Trustee will not approve any such Substitute Counterparty Arrangement if to do so would result in a material increase in the fees payable under the Forward Agreement. If a Substitute Counterparty Arrangement cannot be entered into within the 30-day period, the Trustee will have the right to terminate the Forward Agreement.

The Forward Agreement may also be terminated prior to the Termination Date in other circumstances, including: (i) at the option of the Trustee, provided that Unitholder approval by Extraordinary Resolution is obtained; or (ii) by the Counterparty if it determines in its sole discretion that it is unable to hedge its position under the Forward Agreement on commercially reasonable terms; or (iii) by the Counterparty if the Fund fails to pay the monthly fee under the Forward Agreement.

If, at any time, the mark-to-market value of the Fund's exposure under the Forward Agreement the Counterparty exceeds 30% of the Fund's net assets for a period of more than 60 days, the Trustee may seek to amend the terms of the Forward Agreement by entering into forward or other derivative transactions with the Counterparty to preserve the original objectives of the Forward Agreement. The Trustee may agree to amend the existing forward arrangements to substitute replacement securities for securities subject to the Forward Agreement or the Trustee may enter into additional forward transactions in respect of securities that the parties agree may be used in circumstances similar to the existing forward arrangements.

If the Forward Agreement is terminated prior to the Termination Date for any reason and no Substitute Counterparty Arrangement is available, the Forward Agreement will be settled, at the Fund's election, either by physical delivery of the Common Share Portfolio securities by the Fund to the Counterparty against cash payment or by the making of a net cash payment to the appropriate party. The Trustee will call a meeting of the Unitholders to consider one or more proposals which may include a change in the

Investment Guidelines or the termination of Fund and the Trustee may take such other action as the Trustee considers necessary under the circumstances.

14.2 Risk Factors

There are risks associated with an investment in the Units, some of which are outlined below.

No Assurance of Monthly Distributions and No Guaranteed Rate of Return

There is no assurance that the Fund will be able to pay monthly distributions. The Fund expects to exercise its right to partially settle the Forward Agreement prior to the Termination Date in order to permit the Fund to fund monthly distributions as well as redemptions of Units by Unitholders from time to time, payment for purchases of Units in the market and expenses of the Fund. Accordingly, the Fund's ability to pay distributions will be influenced by the performance of BAI Trust, as the return to the Unitholders and the Fund will be dependent upon the return on BAI Trust by virtue of the Forward Agreement.

There is no assurance that the BAI Trust will earn any return and the BAI Trust could be subject to loses. As a consequence of entering into the Forward Agreement, the Fund will forgo the benefits of any increase in the value of the Common Share Portfolio.

An investment in the Fund is appropriate only for investors who have the capacity to absorb a loss of some or all of their investment and who can withstand the effect of no distributions being paid in any given month.

Risks of Error in Replicating the Index Portfolio

BAI Trust will not replicate exactly the performance of the Index because the total return generated by the BAI Trust's securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities held by BAI Trust and other expenses of BAI Trust, whereas such transaction costs and expenses are not included in the calculation of the Index. It is also possible that, for a short period of time, BAI Trust may not fully replicate the performance of the Index due to the temporary unavailability of certain constituent income trust securities in the secondary market or due to other extraordinary circumstances.

Fluctuations in Net Asset Value

The Fund's Net Asset Value and the funds available for distribution will vary according to, among other things, distributions paid on the Units, the value of the securities in BAI Trust, the performance of the equity market generally, and interest rates. Fluctuations in the market values of the securities in BAI Trust may occur for a number of reasons beyond the control of the Trustee.

Units may trade in the market at a premium or a discount to the Net Asset Value per Unit and there can be no assurance that Units will trade at a price equal to the Net Asset Value per Unit.

General Risk of Income Trust Investments

The value of income trust units may fluctuate in accordance with changes in the financial condition of those income trusts (particularly those that are heavily weighted in the Index), the condition of equity markets generally and other factors. The identity and weighting of the units comprising the Index may also change from time to time. Distributions on those units will generally depend upon the declaration of distributions by the constituent income trusts but there can be no assurance that those income trusts will pay distributions on their securities. The declaration of such distributions generally depends upon various factors, including the financial condition of the income trust and general economic conditions. In addition, BAI Trust will not be actively "managed" by traditional methods, and therefore the adverse financial condition of a constituent income trust will not result in the elimination of its securities from BAI Trust unless the securities of such constituent income trust are removed from the Index by S&P.

BAI Trust will also be subject to the risks inherent in investment in equity securities, including the risk that the financial condition of the issuers of the income trust securities may become impaired or that the general condition of the stock market may deteriorate (either of which may cause a decrease in the value of the Index and thus in the value of its component securities). Equity securities are susceptible to general stock market fluctuations and to violate increases and decreases in value as market confidence in and perceptions of their issuers change. These investor perceptions are based on various and unpredictable factors including: expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic and banking crises.

In many circumstances, the income trusts included in the Index may have limited operating histories. The value of income trust securities will be influenced by factors which are not within the control of the Trustee, which, in the case of resource-oriented royalty and income trusts, include the financial performance of the respective issuers, commodity prices, which may vary and are determined by supply and demand factors, including weather and general economic and political conditions, exchange rates, interest rates, the hedging policies employed by such issuers, issues relating to the regulation of the natural resource industry and operational risks relating to the resource sector and other financial market conditions. In the case of REIT's, such factors include the quality of the REIT's property portfolio, the portfolio's competition from other available space, the credit and financial stability of the portfolio's tenants, the perception of and the abilities of the REIT's advisor, the prospects for the Canadian and U.S. commercial real estate market and the economy in general, including the level and likely direction of interest rates.

Because BAI Trust will hold securities of the constituent income trusts in the same proportion as they are reflected in the Index, BAI Trust may hold more than 10% of its net assets in any one constituent income trust. BAI Trust's holdings may become concentrated in the securities of certain constituent income trusts, or by commodity, industry, geography or other asset class. As a result, the holdings would be less diversified and the general risk of equity investments referred to above may be relatively greater.

Purpose of the Index and Changes in Returns on the-Index

The Index was not created by S&P for the purpose of the Fund and S&P will make adjustments to the Index without regard to the interests of the Fund but rather solely with a view to the original purpose of the Index. As adjustments are made to the Index, the returns on the Index may also change.

Counterparty Risk

The Fund has entered into the Forward Agreement with the Counterparty pursuant to which the Fund will be required to deliver to the Counterparty on the Termination Date the Common Share Portfolio in exchange for a cash payment in an amount equal to the redemption proceeds of the number of units of BAI Trust specified in the Forward Agreement or the appropriate party will make a net cash settlement payment to the other party. In entering into the Forward Agreement, the Fund is exposed to the credit risk associated with the Counterparty. Depending on the value of the index portfolio, the Fund's exposure to the credit risk of the Counterparty may be significant. In addition, the possibility exists that the Counterparty will default on its payment obligations under the Forward Agreement or that the proceeds of the Forward Agreement will be used to satisfy other liabilities of the Fund, which liabilities could include obligations to third-party creditors in the event the Fund has insufficient assets, excluding the proceeds of the Forward Agreement, to pay its liabilities. Unitholders will have no recourse or rights against the assets of BAI Trust or the Counterparty and the Counterparty is not responsible for the returns of the index portfolio.

Securities Lending

The Fund may engage in securities lending. Although the Fund will receive collateral for the loans, and such collateral is marked-to-market, the Fund will be exposed to the risk of loss should the borrower default on its obligation to return the borrowed securities and the collateral beis insufficient to reconstitute the portfolio of loaned securities. In addition, the Fund will bear the risk of loss of any cash collateral.

BAI Trust may also engage in securities lending and is subject to the risks described above.

Treatment of Proceeds of Disposition

In determining its income for tax purposes, the Fund will treat gains or losses on the disposition of securities in the Common Share Portfolio under the Forward Agreement as capital gains and losses. The Canada Revenue Agency's practice is not to grant advance income tax rulings on the characterization of items as capital gains or income and no advance income tax ruling has been requested or obtained.

If, contrary to the advice of counsel or as a result of a change of law, upon physical settlement of the Forward Agreement the character and timing of the gain under the Forward Agreement were other than a capital gain on the sale of the securities thereunder, after-tax returns to Unitholders could be reduced and the Fund could be subject to non-refundable income tax from such transactions.

Illiquid Securities

If the Trustee is unable to dispose of some or all of BAI Trust securities upon receipt of a redemption request on the Termination Date, the Fund may experience a delay in the receipt of the payment by the Counterparty under the Forward Agreement until such time as the Trustee is able to dispose of such Fund securities. If the Trustee is required to acquire certain securities for BAI Trust, the Trustee may be unable to acquire the number of such securities, or to acquire such securities at a price acceptable to the Trustee, if the market for such securities is particularly illiquid.

Conflicts of Interest

The Trustee and the Advisor and their directors and officers engage in the promotion, management or investment management of any other fund or trust which invests primarily in Index instruments

Although none of the directors or officers of the Trustee or the Advisor will devote his or her full time to the business and affairs of the Fund, each will devote as much time as is necessary to supervise the management of (in the case of the directors) or to manage the business and affairs of (in the case of officers) the business and affairs of the Fund, the Trustee and the Advisor, as applicable.

Status of the Fund

The Fund is not a mutual fund for securities law purposes. As a result, some of the protections provided to investors in mutual funds under such laws will not be available to investors in the Units and certain restrictions imposed on mutual funds under Canadian securities laws do not apply to the Fund.

Calculation of Index Levels and Termination of the Index

If the computer or other facilities of the TSX or S&P malfunction for any reason, calculation of the Index levels may be delayed. S&P calculates, determines and maintains the Index. In the event S&P ceases to calculate the Index, the Trustee may elect to change the Investment Guidelines of the Fund to replicate the return of an alternative index (subject to approval by Extraordinary Resolution in accordance with the Declaration of Trust), terminate the Fund on 60 days' notice to Unitholders, and make any such other arrangements as it considers appropriate and in the best interests of Unitholders in the circumstances.

Changes in Legislation

There can be no assurance that income tax, securities, and other laws will not be changed in a manner which adversely affects the distributions received by the Fund or by the Unitholders. There can be no assurance that Canadian federal income tax laws and the administrative policies and assessing practices of the Canadian Revenue Agency respecting the treatment of mutual fund trusts will not be changed in a manner which adversely affects the Unitholders of the Units. If the Fund ceases to quality as a "mutual fund trust" under the Income Tax Act, the income tax considerations described under the heading "Income Tax Considerations" would be materially and adversely different in certain respects.

Taxation of the Fund

In determining its income for tax purposes, the Fund will treat gains or losses on the disposition of securities in the portfolio under the Forward Agreement as capital gains and losses. The Canada Revenue Agency's practice is not to grant advance income tax rulings on the characterization of items as capital gains or income and no advance income tax ruling has been requested or obtained.

If, contrary to the advice of counsel to the Fund or as a result of a change of law, upon physical settlement of the Forward Agreement the character and timing of the gain under the Forward Agreement were other than a capital gain on the sale of the securities thereunder (by virtue of the application of the general anti-avoidance rule or otherwise), after-tax returns to Unitholders could be reduced.

If the Fund ceases to qualify as a "mutual fund trust" under the Income Tax Act, the income tax considerations described under the heading "Income Tax Considerations" would be materially and adversely different in certain respects. There can be no assurance that Canadian federal income tax laws respecting the treatment of mutual fund trusts will not be changed in a manner that adversely affects the Unitholders. Currently, a trust will be deemed not to be a mutual fund trust if it is established or maintained primarily for the benefit of non-residents unless all or substantially all of its property is property other than taxable Canadian property as defined in the Income Tax Act. On September 16th, 2004, the Minister of Finance (Canada) released Tax Proposals (the "September 16th Tax Proposals") which propose that a trust would lose its status as a mutual fund trust if the aggregate fair market value of all units issued by the trust held by one or more non-resident persons or partnerships that are not Canadian partnerships, or any combination thereof, is more than 50% of the aggregate fair market value of all units issued by the trust where, at that time or any previous time, more than 10% (based on fair market value) of the trust's property is taxable Canadian property or certain other types of property. The Fund's Investment Restrictions restrict the Fund from acquiring any property that is "taxable Canadian property" of the Fund for purposes of the Income Tax Act. However, if the September 16th Tax Proposals are enacted as proposed, and if these circumstances applied to the Fund, the Fund would thereafter cease to be a mutual fund trust and the income tax considerations as described herein would be materially and adversely different in certain respects. The September 16th Tax Proposals do not currently provide any means of rectifying a loss of mutual fund trust status. On December 6, 2004, the Minister of Finance (Canada) indicated that the September 16th Tax Proposals are being further considered.

As described in section 11.1 above, in the event that the 2006 Proposed Amendments are implemented as currently drafted, certain Income Funds in which BAI Trust holds units will be SIFTs. While the 2006 Proposed Amendments will generally not apply to taxation years of issuers that end before 2011 where units of the issuer have been publicly-traded before November 1, 2006, in all other cases, the 2006 Proposed Amendments will generally apply to the 2007 and later taxation years of a SIFT trust or a SIFT partnership. Furthermore, the Tax Proposals contemplate that the deferred application of the 2006 Proposed Amendments in respect of issuers units of which were publicly traded before November 1, 2006 will be lost if the issuer fails to comply with guidelines in respect of "normal growth" of SIFTs (the "Normal Growth Guidelines"). Accordingly, in such event, distributions received by BAI Trust from SIFTs and thus amounts available for distribution by BAI Trust would be reduced as the proposed new distribution tax becomes applicable to such SIFTs. This would cause a corresponding reduction in the value of the Forward Agreement. In addition, as a result of these proposals, it is possible that SIFTs may seek to restructure their affairs and organizational structures in a manner that could have an impact upon the returns to the Fund and could limit the number of potential issuers in which BAI Trust may invest. Although not yet implemented, the 2006 Proposed Amendments have had, and may continue to have, an effect on the trading price of trusts and limited partnerships that may be affected by the 2006 Proposed Amendments, which may impact the NAV of the Fund.

Significant Redemptions

Units are redeemable annually at Net Asset Value (less any costs associated with the redemption including all brokerage costs and less any income or net realized capital gains of the Fund) as described in section 7.0. The purpose of the annual redemption right is to prevent the Units from trading at a substantial discount to the Net Asset Value per Unit and to provide Unitholders with the right to realize their investment once per year at approximately the Fund's Net Asset Value. While the redemption right provides Unitholders the option of annual liquidity at Net Asset Value, there can be no assurance that it will reduce trading discounts. If a significant number of Units are redeemed, the trading liquidity of the Units could be significantly reduced. In addition, the expenses of the Fund would be spread among fewer Units resulting in a lower Distribution per Unit. Pursuant to the Declaration of Trust the Manager has the ability to terminate the Fund if the Manager determines that it would be in the best interests of Unitholders to do so. The Manager could cause such termination as a result of significant redemptions.

Liability of Unitholders

Unitholders of the Fund do not have the protection of statutorily mandated limited liability as in the case of shareholders of most Canadian corporations. The Declaration of Trust will provide that no Unitholder, in its capacity as such, will be subject to any liability whatsoever, in tort, contract or otherwise, to any person in connection with the Fund's property or the obligations or the affairs of the Fund and all such persons will look solely to the Fund's property for satisfaction of claims of any nature arising out of or in connection therewith and the Fund's property only will be subject to levy or execution. Pursuant to the Declaration of Trust, the Fund will indemnity and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having limited liability.

The Declaration of Trust provides that the Trustee will use reasonable means to cause the Fund's operations to be conducted in such a way as to minimize the possibility of Unitholder liability and, in particular, where feasible, to cause every written contract or commitment of the Fund to contain an express disavowal of liability of Unitholders.

14.3 Accounting Changes

National Instrument 81-106 *Investment Fund Continuous Disclosure* ("NI 81-106") requires investment funds, such as the Fund, to calculate its Net Asset Value in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Changes to Canadian GAAP were recently implemented by the Accounting Standards Board of the Canadian Institute of Chartered Accountants with the introduction of section 3855 *Financial Instruments – Recognition and Measurement* of the handbook of the Canadian Institute of Chartered Accountants. Section 3855 requires public securities to be priced at the lowest available bid price for long positions and the closing ask price for short positions. Currently, most securities are valued by investment funds at the last trade or closing price. Section 3855 was to take effect, in all respects, for financial years commencing October 1, 2006. However, the Canadian securities regulatory authorities ("CSRA") acknowledged that the new standard resulted in significant difficulties for investment funds when calculating Net Asset Value for purposes other than financial statements. In September 2006 the CSRA granted blanket relief to investment funds subject to NI 81-106 from having to calculate its Net Asset Value for any purpose, other than for the purpose of financial statements in accordance with Section 3855, provided that: (i) the investment fund continues to calculate Net Asset Value for purposes other than its financial statements in accordance with Canadian GAAP without giving effect to section 3855; and (ii) the notes to the financial statements include a reconciliation of the Net Asset Value calculated in accordance with section 3855 to the Net Asset Value calculated without giving effect to section 3855. The exemptive relief is effective until the earlier of (i) September 30, 2007; and (ii) the effective date of any amendments to NI 81-106 to address this issue.

14.4 S&P AND THE TSX

The Fund is not sponsored, endorsed, sold or promoted by S&P or the TSX. S&P and the TSX make no representation, condition or warranty, express or implied, to the owners of the Units of the Fund or any member of the public regarding the advisability of investing in securities generally or in the Units of the Fund particularly or the ability of the S&P©/TSX© Index to track general stock market performance or any other economic factors. S&P's only relationship to the Trustee is the licensing of certain trademarks and trade names of S&P and the TSX and/or of the S&P©/TSX© Index which are determined, composed and calculated by S&P without regard to the Trustee or the Fund. S&P and the TSX have no obligation to take the needs of the Trustee or the owners of the Units of the Fund into consideration in determining, composing or calculating the S&P©/TSX© Index. S&P and the TSX are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Units of the Fund to be issued or in the determination or calculation of the equation by which the Units of the Fund are to be converted into cash. S&P and the TSX have no obligation or liability in connection with the administration, marketing or trading of the Fund.

S&P AND THE TSX DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P©/TSX© INDEX OR ANY DATA INCLUDED THEREIN AND S&P AND THE TSX SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P AND THE TSX MAKE NO WARRANTY, CONDITION OR REPRESENTATION, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE TRUSTEE, OWNERS OF THE UNITS OF THE FUND, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P©/TSX© INDEX OR ANY DATA INCLUDED THEREIN. S&P AND THE TSX MAKE NO EXPRESS OR IMPLIED WARRANTIES, REPRESENTATIONS OR CONDITIONS AND EXPRESSLY DISCLAIM ALL WARRANTIES OR CONDITIONS OF MERCHANTABILITY, MERCHANTABLE QUALITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR ANY OTHER EXPRESS OR IMPLIED WARRANTY OR CONDITION WITH RESPECT TO THE S&P©/TSX© INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P OR THE TSX HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Annual Information Form for
BG Advantaged S&P/TSX® Income Trust Index Fund



Manager:	**Brompton Funds Management Limited**
Address:	**Suite 2930, Box 793, Bay Wellington Tower, BCE Place,**
	181 Bay Street, Toronto, Ontario M5J 2T3
Telephone:	**(416) 642-6000**
Fax:	**(416) 642-6001**
Website:	**www.bromptongroup.com**

ADDITIONAL INFORMATION:

Additional information about the Fund is available in the Fund's management report of fund performance and financial statements, copies of these documents may be obtained at no cost:

- **By calling (416) 642-6000 or toll-free at 1-866-642-6001,**
- **Direct from your dealer, or**
- **By e-mail at info@bromptongroup.com.**

Copies of these documents and other information about the Fund, such as information circulars and material contracts, are also available on the Fund's website at www.bromptongroup.com or on SEDAR at www.sedar.com.



ADVANTAGED S&P°/TSX° INCOME TRUST INDEX FUND


SEC MAIL
RECEIVED
PROCESSING
APR - 9 2007
WASH. DC
186
SECTION

2006 ANNUAL REPORT

Management Report of Fund Performance

March 8, 2007

This annual management report of fund performance for BG Advantaged S&P°/TSX° Income Trust Index Fund (the "Fund") contains financial highlights but does not contain the audited annual financial statements. The audited annual financial statements follow this report. The financial statements include the accounts of BAI Trust.

Unitholders may obtain a copy of the Fund's proxy voting policies and procedures, proxy voting disclosure record, or quarterly portfolio disclosure, at no cost, by calling 866-642-6001, or by sending a request to Brompton Funds, Suite 2930, P.O. Box 793, Bay Wellington Tower, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T3.

Investment Objectives and Strategies

BG Advantaged S&P°/TSX° Income Trust Index Fund (formerly "Barclays Advantaged S&P/TSX Income Trust Index Fund") is a closed-end investment trust that is managed by Brompton Funds Management Limited (the "Manager"). The units of the Fund trade on the Toronto Stock Exchange ("TSX") under the symbol BAI.UN.

The Fund is designed to provide unitholders with tax-advantaged monthly cash distributions consisting of capital gains and return of capital in an amount which equals, to the extent possible, the distributions paid on a portfolio of securities represented by the constituents of the S&P/TSX Capped Income Trust Index (the "Index"), net of expenses, and to replicate, to the extent possible, the returns of the Index, net of expenses. The Index is comprised of the largest and most liquid income trust securities listed on the TSX and selected by Standard & Poor's ("S&P") using its industrial classifications and guidelines for evaluating issuer capitalization, liquidity and fundamentals. The Fund is RRSP, DPSP, RRIF and RESP eligible.

Forward Agreement

Using the net proceeds from its IPO and exercise of the over-allotment option, the Fund acquired a portfolio of Canadian common stocks. At the same time, in order for the Fund to gain exposure to the return from a portfolio of income trusts which are included in the Index, the Fund entered into a forward purchase and sale agreement ("Forward Agreement") with the Bank of Montreal (the "Counterparty"). Under the terms of the Forward Agreement, the Counterparty has agreed to pay to the Fund, on or about December 15, 2010, an amount equal to the net asset value of BAI Trust as the purchase price of the common share portfolio. The Counterparty subscribed for units of BAI Trust in an amount equal to the net proceeds from the IPO and over-allotment. The net proceeds of the subscription by the Counterparty were used by BAI Trust to acquire the portfolio of income trusts which are included in the Index. The return to investors of the Fund is dependent upon the return on the income trust portfolio pursuant to the Forward Agreement.

In order to pay monthly distributions, redemptions and ongoing expenses, the terms of the Forward Agreement permit the Fund to partially settle the Forward Agreement prior to December 15, 2010.

The consolidated results and the financial position which are discussed in this report include the accounts of the Fund and BAI Trust. The activities of BAI Trust are discussed above. The financial statements of the Fund and BAI Trust are consolidated pursuant to Accounting Guideline 15 – Consolidation of Variable Interest Entities, as the Fund is exposed to a majority of the economic benefits and risks of BAI Trust by virtue of the Forward Agreement.

Risks

Changes to the Fund over the financial year ended December 31, 2006 affected the overall risk associated with an investment in the Fund in the following ways:

(i) As illustrated in the discussion under "Recent Developments – Tax Treatment of Income Trusts," the proposed change in the taxation of income trusts had a negative impact on the net asset value of the Fund.

(ii) In 2006, $33.4 million and $27.2 million of units were redeemed in July and December, respectively, representing 13.8% and 14.9% of the Fund's net assets at that time. As a result, the trading liquidity of the units may be reduced.

(iii) A significant component of the portfolio was invested in oil and gas trusts (48.6% at year-end 2006). The prices of securities in this sector were adversely affected in 2006 by declining commodity prices, particularly of natural gas, and disproportionately by the proposed tax changes discussed below.

Risks associated with an investment in the units of the Fund are discussed in detail in the Fund's annual information form, which is available on the Fund's website at www.bromptongroup.com or on SEDAR at www.sedar.com.

Recent Developments

Special Meeting of Unitholders

On October 11, 2006, a special meeting of unitholders was held at which time unitholders approved the transfer of the trusteeship and management of the Fund from Barclays Global Investors Canada Limited ("Barclays") to Brompton Funds Management Limited. Barclays had sought unitholder approval to transfer the Fund to Brompton as part of a strategic decision to focus its resources on its iShares™ family of exchange-traded funds. The transfer was implemented on October 27, 2006, and at that time the name of the Fund was changed from Barclays Advantaged S&P®/TSX® Income Trust Index Fund to BG Advantaged S&P®/TSX® Income Trust Index Fund.

In addition to approving the transfer of the trusteeship and management of the Fund, several other amendments to the declaration of trust were approved at the meeting. The amendments were proposed in order to make the provisions of the declaration of trust more consistent with those of other Brompton funds. The main amendments were:

(i) **Amendment to Redemption Date, Amount and Notification Period**

An amendment was approved which changed the annual redemption date from the end of July of each year to the second last business day in December. To accommodate this change in date, unitholders were given an extra redemption opportunity in December 2006. A second amendment revised the calculation of the redemption amount so that it uses a three-day weighted average trading price for listed securities and includes any costs associated with the redemption, including brokerage costs. This change will protect unitholders from valuation anomalies that can be created by price volatility in a single day's trading, and appropriately allocates the costs of the redemption to the redeeming unitholders. A third amendment increased the redemption notice period to at least 20 business days prior to the redemption date.

(ii) **Amendment to Termination Provisions**

An amendment was approved to extend the Fund's termination date, which was originally scheduled to be December 15, 2010, to December 15, 2016. The change in the termination date does not affect the ability of unitholders to redeem their units annually at approximately net asset value per unit. A second amendment allows the Manager to terminate the Fund if, in its opinion, it would be in the best interests of the unitholders of the Fund and if other investment options, such as investing in another Brompton fund, cannot be made available to unitholders who wish to continue their investment. The ability to terminate the Fund without unitholder approval may protect investors in circumstances where the Fund becomes too small and inefficient to manage, such that expenses per unit increase and the trading liquidity of the units is reduced. As well, the ability to terminate the Fund will eliminate the substantial costs associated with holding a unitholder meeting (normally borne by the Fund) to obtain unitholder approval, which would otherwise be required.

(iii) **Amendment to Requirement for Advisory Board**

An amendment was approved to remove the requirement for an advisory board. Following the transfer of the trusteeship and management of the Fund, the Advisory Board was no longer necessary given that three of the five members of the Board of Directors of the Manager are independent directors. The independent directors are James W. Davie, Arthur R.A. Scace, and Ken S. Woolner, and they comprise the audit and corporate governance committees of the Manager.

Additional Amendment to the Declaration of Trust

In addition to the amendments to the declaration of trust that were approved at the Special Meeting of Unitholders, the Manager made the following amendment in November 2006, which did not require approval by unitholders.

The declaration of trust was amended to allow the Manager at its discretion to permit unitholders to withdraw their redemption requests. The amendment was made to the Fund and other Brompton funds as a result of the turmoil in the income trust market following the proposed new taxation rules announced on October 31, 2006, by the federal government.

Tax Treatment of Income Trusts

Notwithstanding a campaign promise made by Prime Minister elect Stephen Harper in January 2006 not to tax income trusts, the Federal Minister of Finance announced a proposal for a new tax on public income trusts on October 31, 2006. The resulting effect was a huge sell-off in the market, which initially erased $30 billion in market capitalization on the TSX. The Fund, which invests in income trusts, had negative overall performance in light of this announced proposal.

Investment funds like the Fund are not subject to this proposed tax, but to the extent an investment fund invests in income trusts (excluding certain REITs) the level of distributions it receives will be less if the taxing provisions come into effect.

The proposed tax, if enacted, will take effect immediately for new income trust conversions. Existing income trusts have been given a four-year transition period ending on December 31, 2010 before they will be subject to this new tax. Income trusts, with the exception of REITs that meet specific criteria, will be subject to the proposed tax on their distributable income at the corporate tax rate. The effect of this change will be to reduce distributable cash by as much as 31.5%, beginning in 2011, for existing public income trusts. To the extent such trusts return capital as a component of their distributions, this portion is not subject to the proposed tax. For taxable investors, the impact of this new tax will be offset by allowing the distribution portion ordinarily received as income to qualify for the more favourable dividend tax treatment. As a result, the proposed changes will have no net effect on an after-tax basis for taxable investors in the highest marginal tax rate bracket. However, tax-deferred investors, such as pension funds and investments held in registered accounts such as RRSPs, and foreign investors do not benefit from the favourable dividend tax treatment, and they will therefore be adversely affected when these new taxes, if enacted, come into effect in 2011.

Certain sectors of the income trust market, such as oil and gas trusts, have been more negatively affected in the market than others due to their greater concentration of foreign and/or tax-deferred holders. Over time, Brompton expects there to be a migration in income trust holders from tax-deferred and foreign investors to the fully taxable investor which should improve market prices over the longer term.

Shortly after the government's announcement, Brompton began consulting and working with industry participants and advocacy groups and presented to the government an alternative proposal that we felt was equitable and would protect the interests of all investors. A copy of this proposal can be found on our website at www.bromptongroup.com. Brompton continues to work to help influence a more favourable outcome for our investors.

Results of Operations

Distributions

During the year ended December 31, 2006, the Fund made monthly cash distributions which totalled $1.17 per unit. Since inception in May 2003, the Fund has paid total cash distributions of $3.54 per unit.

As a result of the Forward Agreement, 2006 distributions were comprised of 88.6% return of capital and 11.4% capital gains. A return of capital results in a deferral of income tax as it reduces the cost base of the units of the Fund held by an investor. When the units are disposed of by the investor, a gain or loss will be realized based on the lower adjusted cost base.

A breakdown of the tax characteristics of all of the 2006 distributions paid by the Fund is provided later in this report under "2006 Tax Information."

Net Asset Value

As a result of weakness in the Fund's investment portfolio due primarily to the impact of the proposed tax changes on income trusts as discussed above and declining natural gas prices, the net asset value per unit decreased by $1.68 per unit, or 10.7%, from $15.75 per unit to $14.07 per unit over the year. The aggregate net assets of the Fund declined from $243.4 million to $155.0 million as a result of the decline in value in the investment portfolio, redemptions and repurchases under the issuer bid program.

Investment Portfolio

As of December 31, 2006, BAI Trust's investments included a total of 74 income trusts which are diversified by issuer and industry. The breakdown of the portfolio is shown in the pie chart below, and a detailed listing of BAI Trust's security holdings is provided in the financial statements.

As detailed in the table below, the portfolio recorded a net loss (realized and unrealized) of $19.2 million during the year ended December 31, 2006. Oil and gas income trusts contributed $8.5 million of this loss. REITs contributed a gain of $5.1 million as they are generally not subject to the tax on income trusts.

Portfolio Sectors


49%
6%
5%
4%
3%
7%
1%
15%
3%
3%
4%

Net Gains (Losses) by Sector (millions)		Realized		Unrealized		Total
Oil and gas	$	25.8	$	(34.3)	$	(8.5)
Energy equipment and services		0.4		(3.5)		(3.1)
Other energy		1.5		(2.5)		(1.0)
Materials		2.3		(5.5)		(3.2)
Industrials		(0.4)		(2.1)		(2.5)
Consumer discretionary		0.9		(3.8)		(2.9)
Consumer staples		(0.2)		0.2		—
Healthcare		—		(0.1)		(0.1)
Real estate investment trusts		5.6		(0.5)		5.1
Financials		0.1		(1.0)		(0.9)
Telecommunication		0.2		(1.3)		(1.1)
Utilities/power		0.8		(1.8)		(1.0)
Total	$	37.0	$	(56.2)	$	(19.2)

Liquidity and Capital Resources

In November 2006, the Fund established a credit facility to be used for working capital purposes. The credit facility provides for maximum borrowings of $5.0 million at either the prime rate of interest or the bankers' acceptance rate plus a fixed percentage. At the end of the year, there were no amounts borrowed under this facility.

To provide liquidity, units of the Fund are listed on the TSX under the symbol BAI.UN. The Fund has a mandatory repurchase program which requires the Fund to repurchase units in the market when its units trade below 95% of their net asset value per unit. The Fund also has a normal course issuer bid program which allows it to purchase its units on the TSX when they trade below net asset value per unit. As a result, purchases under these programs are accretive to the net asset value per unit. A total of 460,349 units were purchased in 2006 under these programs at an average price of $13.27 per unit. Investors may also redeem their units annually in accordance with their redemption provisions.

Related Party Transactions

Pursuant to the declarations of trusts of the Fund and BAI Trust, the Manager provides management and administrative services to the Fund and BAI Trust, for which it is paid management fees which, when taken together, are approximately equal to 0.55% per annum of the net asset value of the Fund plus applicable taxes. The Manager is responsible for paying fees to Brompton Capital Advisors Inc., which is an affiliate of the Manager and which is responsible for the rebalancing of the Fund. In 2006, management fees paid to the Manager amounted to $0.04 million.

Prior to the transfer of the trusteeship and management to the Manager on October 27, 2006, Barclays received management fees of $1.3 million. The Fund has engaged Barclays Global Investors, N.A. ("BGI") and Barclays Global Investors Limited ("BGIL"), affiliates of Barclays, as securities lending agents. The Fund earned securities lending income of $0.2 million from counterparties, and BGI and BGIL, collectively, received the same amount as the Fund from counterparties for their role as lending agents.

Financial Highlights

The following tables show selected key financial information about the Fund and are intended to help readers understand the Fund's financial performance for the fiscal periods indicated. This information is derived from the Fund's audited annual financial statements. The information in the following tables is presented in accordance with National Instrument ("NI") 81-106 and, as a result, does not act as a continuity of opening and closing net asset value per unit. The increase (decrease) in net assets from operations is based on average units outstanding during the period, and all other numbers are based on actual units outstanding at the relevant point in time.

Net Asset Value per Unit

		2006		2005		2004		2003
Net asset value, beginning of year[2]	$	15.75	$	13.03	$	11.32	$	9.48
Increase (decrease) from operations:[1][3]								
Total revenue		1.22		0.01		—		—
Total expenses		(0.23)		(0.14)		(0.13)		(0.14)
Realized gain for the year		2.56		2.34		0.20		0.22
Unrealized gain (loss) for the year		(3.88)		1.55		2.49		2.34
Total increase (decrease) in net assets from operations	$	(0.33)	$	3.76	$	2.56	$	2.42
Distributions to unitholders:[1][2]								
From net realized gain on investments	$	0.13	$	0.46	$	—	$	—
Return of capital		1.04		0.51		0.90		0.50
Total distributions to unitholders	$	1.17	$	0.97	$	0.90	$	0.50
Net asset value, end of year[2]	$	14.07	$	15.75	$	13.03	$	11.32

[1] Period from May 14, 2003 (commencement of operations) to December 31, 2003.

[2] Net asset value per unit and distributions per unit are based on the actual number of units outstanding at the relevant time.

[3] The increase (decrease) in net assets from operations per unit is based on the weighted average number of units outstanding over the fiscal period.

Ratios and Supplemental Data

	2006	2005	2004	2003
Net assets (in 000s)	$ 154,955	$ 243,372	$ 238,620	$ 217,775
Number of units outstanding (in 000s)	11,016	15,452	18,310	19,238
Management expense ratio ("MER")[1][2]	1.45%	1.43%	1.59%	6.58%
MER excluding interest expense, issuance costs, Forward Agreement and borrowing costs[3]	0.71%	0.68%	0.75%	0.76%
Portfolio turnover rate[4]	24.43%	22.97%	42.02%	N/A
Trading expense ratio[5]	0.04%	0.07%	N/A	N/A
Closing market price	$ 13.22	$ 15.31	$ 13.22	$ 11.25

[1] Annualized for the period from May 14, 2003 (commencement of operations) to December 31, 2003.

[2] Management expense ratio is based on the requirements of NI 81-106 and includes the total expenses of the Fund for the stated period, including interest expense and issuance costs, and is expressed as an annualized percentage of the average net assets of the period.

[3] MER, excluding interest expense, issuance costs, Forward Agreement and borrowing costs, has been presented separately as it expresses only the ongoing management and administrative expenses of the Fund as a percentage of average net assets.

[4] The Fund's portfolio turnover rate indicates how actively the Fund's portfolio advisor manages its portfolio investments. A portfolio turnover rate of 100% is equivalent to the Fund buying and selling all of the securities in its portfolio once in the course of the year. The higher a fund's portfolio turnover rate in a year, the greater the trading costs payable by the Fund in the year, and the greater the chance of an investor receiving taxable capital gains in the year. There is not necessarily a relationship between a high turnover rate and the performance of the Fund. The portfolio turnover rate is not provided when a fund is less than one year old. Portfolio turnover rate is calculated by dividing the lesser of the cost of purchases and the proceeds of sales of portfolio securities in BAI Trust for the period, excluding cash and short-term investments maturing in less than one year, by the average market value of investments during the period.

[5] The trading expense ratio represents total commissions expressed as an annualized percentage of daily average net assets of the Fund during the period. This disclosure was a new requirement in 2005 under NI 81-106 and was not applied retroactively.

Expense Ratios

The MER of the Fund increased slightly from 1.43% in 2005 to 1.45% in 2006. The MER ratio is exaggerated by the inclusion of Forward Agreement fees and securities borrowing costs incurred in association with the favourable tax structure of the Fund. The MER, excluding interest expense, issuance costs and Forward Agreement fees and securities borrowing costs, increased from 0.68% in 2005 to 0.71% in 2006. This latter ratio is more representative of the ongoing efficiency of the administration of the Fund.

Past Performance

The following chart and table show the past performance of the Fund. Past performance does not necessarily indicate how the Fund will perform in the future. The information shown is based on the net asset value per unit and assumes that distributions made by the Fund on its units in the periods shown were reinvested (at net asset value per unit) in additional units of the Fund.

The bar chart shows the Fund's annual return in each year since inception to December 31, 2006. The chart shows, in percentage terms, how an investment held on the first day of each fiscal year would have increased or decreased by the last day of the fiscal year.

Year-by-Year Returns


30%
20%
10%
0%
-10%
26.3%
24.4%
29.3%
-3.8%
03*
04
05
06

* Period from May 14, 2003 (commencement of operations) to December 31, 2003.

The following table shows the Fund's annual compound return for each period indicated, compared with the S&P/TSX Capped Income Trust Index ("Income Trust Index"). The Income Trust Index is a broad-based composite index which may encompass any or all Global Industry Classification Standard ("GICS") sectors of the income trust marketplace. Income trusts that qualify for inclusion must derive their distribution income from actual operating entities. The Income Trust Index is calculated without the burden of management fees and fund expenses whereas the performance of the Fund is calculated after deducting such fees and expenses.

Annual Compound Returns

	1 Year	3 Years	Since Inception[1]
BG Advantaged S&P/TSX Income Trust Index Fund[2]	(3.8)%	15.7%	19.9%
S&P/TSX Capped Income Trust Index	(2.8)%	17.3%	22.4%

[1] Period from May 14, 2003 (commencement of operations) to December 31, 2006.

[2] Based on the net asset value per unit and assuming that distributions made by the Fund on its units in the periods shown were reinvested (at net asset value per unit) in additional units of the Fund.

The Fund and the Income Trust Index experienced a slightly negative return in 2006 due largely to the proposed tax on income trusts. As would be expected, the returns of the Fund are lower than those for the Income Trust Index due to fees and expenses of the Fund. The return of the Income Trust Index does not provide for such expenses.

Summary of Investment Portfolio
As at December 31, 2006

Total net asset value	$ 154,954,582

Portfolio Composition	% of Portfolio	% of NAV
Oil and gas	48.6%	57.0%
Real estate investment trusts	14.7%	17.2%
Utilities/power	3.6%	4.2%
Industrials	2.9%	3.5%
Other energy	5.4%	6.4%
Energy equipment and services	6.3%	7.4%
Materials	3.9%	4.6%
Consumer discretionary	7.0%	8.2%
Financials	3.6%	4.2%
Telecommunication	2.7%	3.2%
Health care	0.8%	1.0%
Consumer staples	0.4%	0.4%
Common share portfolio[1]	—	132.8%
Cash and short-term investments	0.1%	0.1%
Total investment portfolio	100.0%	250.2%
Amounts due to Counterparty under Forward Agreement[1]		(132.8%)
Other net liabilities		(17.4%)
Total net asset value		100.0%

Top 25 Holdings[2]	% of Portfolio	% of NAV
Advantage Energy Income Fund	1.8%	2.1%
Baytex Energy Trust	1.3%	1.5%
Canadian Oil Sands Trust	1.2%	1.5%
Vermilion Energy Trust	1.2%	1.4%
Pengrowth Energy Trust	1.2%	1.4%
Petrofund Energy Trust	1.2%	1.4%
Newalta Income Fund	1.1%	1.3%
Boardwalk REIT	1.1%	1.3%
Canadian REIT	1.1%	1.3%
Penn West Energy Trust	1.1%	1.3%
Enerplus Resources Fund	1.1%	1.3%
H&R REIT	1.1%	1.3%
Provident Energy Trust	1.1%	1.2%
NAL Oil & Gas Trust	1.1%	1.2%
Focus Energy Trust	1.1%	1.2%
Bell Nordiq Income Fund	1.0%	1.2%
ARC Energy Trust	1.0%	1.2%
Calpine Power Income Fund	1.0%	1.2%
Summit REIT	1.0%	1.2%
Precision Drilling Trust	1.0%	1.2%
Crescent Point Energy Trust	1.0%	1.2%
Freehold Royalty Trust	1.0%	1.2%
Progress Energy Trust	1.0%	1.2%
Trinidad Energy Services Income Trust	1.0%	1.2%
TimberWest Forest Corp.	1.0%	1.2%

[1] Under the Forward Agreement, the Counterparty has agreed to pay the Fund an amount equal to the net asset value of BAI Trust as the purchase price of the common share portfolio. The value of the common share portfolio comprises the amount due to the Counterparty under the Forward Agreement.

[2] The top 25 holdings of the Fund have been presented in accordance with NI 81-106.

The investment portfolio may change due to ongoing portfolio transactions of the investment fund. Quarterly updates are available within 60 days of each quarter end.

2006 Tax Information

The following information is applicable to holders who, for the purpose of the Income Tax Act (Canada), are resident in Canada and hold Fund units as capital property outside of an RRSP, RRIF or DPSP. Unitholders should receive a T3 slip from their investment dealer providing this information.

T3 supplementary slips for holdings of the Fund will indicate Foreign Non-Business Income in Box 25, Other Taxable Income in Box 26, Capital Gains in Box 21 and Dividend Income in Box 23. Dividend income is subject to the standard gross-up and federal dividend tax credit rules.

The return of capital component is a non-taxable amount that serves to reduce the adjusted cost base of Fund units and is reported on the T3 supplementary slips in Box 42.

The following table outlines the breakdown of the Fund's distributions paid in 2006 on a per unit basis.

Record Date	Payment Date	Return of Capital	Capital Gains	Total Distribution
Dec. 30, 2005	Jan. 16, 2006	$ 0.07797	$ 0.01001	$ 0.08798
Jan. 31, 2006	Feb. 15, 2006	0.09222	0.01184	0.10406
Feb. 28, 2006	Mar. 15, 2006	0.08884	0.01141	0.10025
Mar. 31, 2006	Apr. 15, 2006	0.08414	0.01081	0.09495
Apr. 28, 2006	May 15, 2006	0.09033	0.01160	0.10193
May 31, 2006	June 15, 2006	0.08526	0.01095	0.09621
June 30, 2006	July 17, 2006	0.08910	0.01144	0.10054
July 31, 2006	Aug. 15, 2006	0.08197	0.01053	0.09250
Aug. 31, 2006	Sep. 15, 2006	0.08759	0.01125	0.09884
Sep. 29, 2006	Oct. 16, 2006	0.08460	0.01087	0.09547
Oct. 31, 2006	Nov. 15, 2006	0.08554	0.01099	0.09653
Nov. 30, 2006	Dec. 15, 2006	0.08472	0.01088	0.09560
Total		$ 1.03228	$ 0.13258	$ 1.16486

This information is of a general nature only and does not constitute legal or tax advice to any particular investor. Accordingly, investors are advised to consult their own tax advisors with respect to their individual circumstances.

Forward-Looking Statements

Some of the statements contained herein including, without limitation, financial and business prospects and financial outlook may be forward-looking statements which reflect management's expectations regarding future plans and intentions, growth, results of operations, performance and business prospects and opportunities. Words such as "may," "will," "should," "could," "anticipate," "believe," "expect," "intend," "plan," "potential," "continue" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements including, but not limited to, changes in general economic and market conditions and other risk factors. Although the forward-looking statements contained herein are based upon what management believes to be reasonable assumptions, we cannot assure that actual results will be consistent with these forward-looking statements. Investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date hereof and we assume no obligation to update or revise them to reflect new events or circumstances.

Management's Responsibility Statement

The financial statements of BG Advantaged S&P®/TSX® Income Trust Index Fund (formerly Barclays Advantaged S&P®/TSX® Income Trust Index Fund") (the "Fund") have been prepared by Brompton Funds Management Limited (the "Manager" of the Fund) and approved by the Board of Directors of the Manager. The Manager is responsible for the information and representations contained in these financial statements and the other sections of the annual report.

The Manager maintains appropriate procedures to ensure that relevant and reliable financial information is produced. Statements have been prepared in accordance with accounting principles generally accepted in Canada and include certain amounts that are based on estimates and judgements. The significant accounting policies applicable to the Fund are described in Note 2 to the financial statements.

The Board of Directors of the Manager is responsible for ensuring that management fulfills its responsibilities for financial reporting and has reviewed and approved these financial statements. The Board carries out this responsibility through the Audit Committee, which is comprised of independent directors of the Board.

The Manager, with the approval of its Board of Directors, has appointed the external firm of PricewaterhouseCoopers LLP as the auditors of the Fund. They have audited the financial statements of the Fund in accordance with Canadian generally accepted auditing standards to enable them to express to unitholders their opinion on the financial statements. The auditors have full and unrestricted access to the Audit Committee to discuss their findings.


SEC MAIL
RECEIVED
PROCESSING
APR - 9 2007
WASH. D.C.
186
SECTION

(Signed)

Raymond R. Pether
Chief Executive Officer
Brompton Funds Management Limited
March 8, 2007

(Signed)

Craig T. Kikuchi
Chief Financial Officer
Brompton Funds Management Limited

Auditors' Report to Unitholders

To the Unitholders of BG Advantaged S&P®/TSX® Income Trust Index Fund:
We have audited the consolidated statement of investments of BG Advantaged S&P®/TSX® Income Trust Index Fund (formerly Barclays Advantaged S&P®/TSX® Income Trust Index Fund") (the "Fund") as at December 31, 2006, the consolidated statements of net assets as at December 31, 2006 and 2005 and the consolidated statements of operations and retained earnings, changes in net assets and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Fund's Manager. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the investments of the Fund as at December 31, 2006, the net assets as at December 31, 2006 and 2005 and the results of its operations and retained earnings, changes in net assets and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed)

PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario
March 8, 2007

Consolidated Statements of Net Assets

As at December 31	2006	2005
Assets		
Investments, at market value	$ 181,676,913	$ 241,952,506
Cash and short-term investments	226,602	1,359,779
Income receivable	1,623,341	2,188,594
Amounts receivable from securities sold	—	318,184
Deferred financing costs (note 9)	4,644	—
Total assets	183,531,500	245,819,063
Liabilities		
Amounts payable for securities purchased	—	717,307
Accounts payable and accrued liabilities	303,185	370,224
Distributions payable to unitholders (note 5)	1,027,829	1,359,486
Redemptions payable to unitholders (note 3)	27,245,904	—
Total liabilities	28,576,918	2,447,017
Unitholders' equity		
Unitholders' capital (note 3)	104,380,295	146,409,737
Retained earnings	50,574,287	96,962,309
Net assets representing unitholders' equity	$ 154,954,582	$ 243,372,046
Units outstanding (note 3)	11,016,390	15,452,215
Net asset value per unit	$ 14.07	$ 15.75

Approved on behalf of BG Advantaged S&P®/TSX® Income Trust Index Fund by the Board of Directors of Brompton Funds Management Limited, the Manager.

(Signed)

Peter A. Braaten
Director

(Signed)

James W. Davie
Director

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Operations and Retained Earnings

For the years ended December 31	2006	2005
Income		
Dividends (net of withholding taxes of $4,374; 2005 – nil)	$ 17,399,668	$ 14,792,094
Interest income	69,532	40,730
Securities lending income (note 8)	171,504	359,041
	17,640,704	15,191,865
Expenses		
Management fees (note 6)	1,344,074	1,444,126
Forward agreement fees and borrowing costs (note 4)	1,676,447	1,838,082
Audit fees	22,599	17,216
Custodial fees	14,425	13,292
Legal fees	22,600	17,380
Unitholder reporting costs	43,626	5,945
Other administrative expenses	173,879	168,711
Interest and bank charges (note 9)	6,603	—
	3,305,053	3,504,752
Net investment income	14,335,651	11,687,113
Net realized gain on sale of investments (note 7)	37,055,428	29,128,913
Net realized gain on sale of common share portfolio (note 7)	42,054,733	40,132,065
Net change in unrealized loss on forward agreement	(42,054,733)	(40,132,065)
Net change in unrealized gain on investments	(56,224,888)	23,594,297
Increase (decrease) in net assets from operations	(4,833,809)	64,410,323
Retained earnings, beginning of year	95,562,309	65,130,464
Excess of stated value paid on redemption and repurchase of units (note 3)	(24,736,073)	(15,885,670)
Distributions to unitholders (note 5)	(16,018,140)	(16,692,808)
Retained earnings, end of year	$ 50,574,287	$ 96,962,309
Increase (decrease) in net assets from operations per unit[1]	$ (0.33)	$ 3.76

[1] Based on weighted average number of units outstanding for the period (note 3).

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

For the years ended December 31	2006	2005
Cash flows from operating activities:		
Increase (decrease) in net assets from operations	$ (4,833,809)	$ 64,410,323
Adjustments to reconcile net cash provided by (used in) operations:		
Net realized gain on sale of investments and common share portfolio	(79,110,161)	(69,260,978)
Net change in unrealized loss on forward agreement	42,054,733	40,132,065
Net change in unrealized loss on investments	56,224,888	(23,594,297)
Amortization of deferred financing costs (note 9)	356	—
Increase (decrease) in income receivable	565,253	(503,970)
Increase in accounts payable and accrued liabilities	(67,039)	(96,382)
Purchase of investments (note 7)	(56,673,609)	(55,792,421)
Proceeds from sale of investments (note 7)	97,380,619	102,845,695
Cash provided by operating activities	55,541,231	58,140,035
Cash flows from financing activities:		
Repurchase of units (note 3)	(6,110,035)	(2,814,864)
Distributions paid to unitholders of the Fund (note 5)	(17,149,797)	(16,701,922)
Amounts paid for redemption of units of the Fund	(33,409,526)	(40,150,678)
Deferred financing costs paid	(5,000)	—
Cash used in financing activities	(56,674,408)	(59,667,464)
Net decrease in cash and short-term investments	(1,133,177)	(1,527,429)
Cash and short-term investments, beginning of year	1,359,779	2,887,208
Cash and short-term investments, end of year	$ 226,602	$ 1,359,779

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Net Assets

For the years ended December 31	2006	2005
Net assets, beginning of year	**$ 243,372,046**	$ 238,620,073
Operations:		
Increase (decrease) in net assets from operations	(4,833,809)	64,410,323
Unitholder transactions:		
Distributions to unitholders (note 5)		
Capital gains	(1,914,073)	(7,965,767)
Return of capital	(14,904,067)	(8,727,041)
Total	(16,818,140)	(16,692,808)
Repurchase of units of the Fund (note 3)	(6,110,035)	(2,814,864)
Redemption of units (note 3)	(60,655,430)	(40,150,678)
Total unitholder transactions	(66,765,515)	(42,965,542)
Net increase (decrease) in net assets	(80,417,464)	4,751,973
Net assets, end of year	**$ 154,954,582**	$ 243,372,046
Distributions per unit (note 5)	**$ 1.17**	$ 0.97

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Investments

As at December 31, 2006		Cost	Market Value	% of Portfolio
No. of Units	Oil and Gas			
134,117	Advantage Energy Income Fund	$ 1,949,187	$ 1,667,074	
260,668	ARC Energy Trust	3,165,897	5,812,896	
95,901	Baytex Energy Trust	978,850	2,136,674	
108,661	Bonavista Energy Trust	2,098,383	3,058,807	
600,516	Canadian Oil Sands Trust	4,328,925	19,582,827	
288,400	Canetic Resources Trust	6,728,445	4,741,296	
85,964	Crescent Point Energy Trust	1,863,159	1,512,966	
93,154	Daylight Resources Trust	1,115,599	951,102	
157,718	Enerplus Resources Fund	5,070,668	7,993,148	
61,085	Fairborne Energy Trust	972,135	638,338	
86,765	Focus Energy Trust	1,568,623	1,577,388	
63,014	Freehold Royalty Trust	1,240,766	933,237	
154,478	Harvest Energy Trust	5,448,412	4,051,958	
97,680	NAL Oil & Gas Trust	847,947	1,202,441	
81,251	Paramount Energy Trust	1,735,180	1,007,512	
312,085	Pengrowth Energy Trust	4,748,070	6,222,975	
303,320	Penn West Energy Trust	12,489,518	10,789,092	
107,513	Peyto Energy Trust	1,477,273	1,902,980	
106,311	PrimeWest Energy Trust	2,333,382	2,285,687	
96,701	Progress Energy Trust	1,215,901	1,215,532	
268,415	Provident Energy Trust	2,643,821	3,446,449	
109,894	Shiningbank Energy Income Fund	1,672,192	1,412,138	
59,398	Trilogy Energy Trust	1,257,242	677,137	
89,008	True Energy Trust	1,277,476	666,670	
82,798	Vermilion Energy Trust	1,200,129	2,897,930	
		69,427,180	88,384,254	48.6%
No. of Units	Energy Equipment and Services			
59,788	CCS Income Trust	1,107,877	2,256,997	
48,681	Enerflex Systems Income Fund	625,130	537,925	
78,598	Mullen Group Income Fund	2,547,689	1,468,997	
47,185	Newalta Income Fund	922,302	1,328,258	
160,843	Precision Drilling Trust	5,936,860	4,342,761	
106,445	Trinidad Energy Services Income Trust	1,804,543	1,468,941	
		12,944,401	11,403,879	6.3%
No. of Units	Other Energy			
69,229	AltaGas Income Trust	1,350,099	1,813,800	
167,884	Fort Chicago Energy Partners L.P.	1,361,347	1,925,629	
258,090	Inter Pipeline Fund	1,469,881	2,333,134	
78,004	Keyera Facilities Income Fund	1,694,343	1,297,987	
160,190	Pembina Pipeline Income Fund	1,867,082	2,535,808	
		7,742,752	9,906,358	5.5%
No. of Units	Materials			
188,560	Fording Canadian Coal Trust	2,990,267	4,534,868	
41,051	Labrador Iron Ore Royalty Income Fund	1,155,022	1,018,065	
99,468	TimberWest Forest Corp.	1,174,227	1,498,983	
		5,319,516	7,051,916	3.9%
No. of Units	Industrials			
68,701	BFI Canada Income Fund	1,438,129	1,848,057	
109,634	Superior Plus Income Fund	2,342,468	1,174,180	
93,667	TransForce Income Fund	1,543,294	1,263,568	
90,207	Westshore Terminals Income Fund	1,258,504	1,063,541	
		6,582,395	5,349,346	2.9%
No. of Units	Consumer Discretionary			
63,388	Aeroplan Income Fund	854,375	1,075,694	
59,289	Cinram International Income Fund	1,729,573	1,360,683	
63,482	Consumers' Waterheater Income Fund	880,537	851,928	
63,107	UE Waterheater Income Fund	881,336	889,178	
657,784	Yellow Pages Income Fund	7,963,196	8,465,680	
		12,309,017	12,643,163	7.0%
No. of Units	Consumer Staples			
66,006	Connors Bros. Income Fund	1,071,795	693,063	
		1,071,795	693,063	0.4%
No. of Units	Healthcare			
109,738	CML Healthcare Income Fund	1,485,818	1,530,845	
		1,485,818	1,530,845	0.8%

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Investments (continued)

As at December 31, 2006		Cost	Market Value	% of Portfolio
No. of Units	Real Estate Investment Trusts			
54,140	Boardwalk REIT	$ 783,563	$ 2,235,441	
84,990	Calloway REIT	1,662,318	2,345,724	
76,827	Canadian Apartment Properties REIT	1,068,577	1,427,446	
73,917	Canadian REIT	859,889	2,326,168	
98,096	Chartwell Seniors Housing REIT	1,288,779	1,367,458	
43,300	Dundee REIT	1,630,660	1,673,545	
75,854	Extendicare REIT	1,143,499	1,102,159	
159,493	H&R REIT	2,092,640	3,842,186	
70,394	InnVest REIT	699,903	971,437	
105,269	Legacy Hotels REIT	620,492	997,950	
65,978	Primaris Retail REIT	817,516	1,245,665	
91,216	Retirement Residences REIT	748,105	755,268	
255,656	RioCan REIT	3,114,027	6,429,748	
		16,529,960	26,720,195	14.7%
No. of Units	Financials			
171,591	CI Financial Income Fund	4,965,557	4,584,912	
56,362	Davis + Henderson Income Fund	793,208	871,357	
48,523	GMP Capital Trust	1,091,768	1,057,801	
		6,850,533	6,514,070	3.6%
No. of Units	Telecommunication			
159,174	Bell Aliant Regional Communications Income Fund	5,314,194	4,291,331	
41,948	Bell Nordiq Income Fund	545,276	625,445	
		5,859,470	4,916,776	2.7%
No. of Units	Utilities/Power			
93,323	Algonquin Power Income Fund	650,126	926,697	
79,158	Calpine Power Income Fund	650,988	994,224	
125,619	Energy Savings Income Fund	1,211,443	1,609,576	
44,353	EPCOR Power, L.P.	1,273,107	1,186,443	
79,945	Northland Power Income Fund	1,054,468	1,044,881	
96,550	TransAlta Power, L.P.	941,655	721,229	
		5,781,787	6,563,050	3.6%
	Total Income Trusts	$ 151,904,631	$ 181,676,915	100.0%

Canadian Common Stocks (pledged to the Counterparty under the Forward Agreement)

No. of Shares	Canadian Common Stocks	Cost	Market Value	% of Portfolio
694,841	Axcan Pharma Inc.	$ 11,582,999	$ 11,520,464	
1,060,718	CanWest Global Communications Corp.	11,583,041	11,720,934	
963,662	CGI Group Inc.	7,574,383	7,834,572	
203,219	Cognos Incorporated	7,712,882	10,059,501	
530,843	HudBay Minerals Inc.	11,582,994	11,593,611	
908,311	Kinross Gold Corporation	7,710,613	12,552,858	
449,476	MEGA Brands Inc.	11,582,997	11,753,797	
585,166	Research In Motion Ltd.	7,200,524	87,189,734	
440,789	Rona Inc.	9,578,345	9,256,569	
629,511	The Forzani Group Ltd.	11,583,002	12,067,726	
314,183	Western Oil Sands Inc.	4,414,271	10,276,926	
661,941	Westjet Airlines Ltd.	7,624,818	9,882,779	
	Total Canadian Common Stocks	$ 109,730,869	$ 205,719,472	113.2%
	Payable to Counterparty under the Forward Agreement	(109,730,869)	(205,719,472)	(113.2%)
	Total	$ 151,904,631	$ 181,676,915	100.0%

The accompanying notes are an integral part of these financial statements.

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

1. OPERATIONS

BG Advantaged S&P®/TSX® Income Trust Index Fund (the "Fund"), formerly Barclays Advantaged S&P®/TSX® Income Trust Index Fund, is a closed-end investment trust created under the laws of the Province of Ontario on April 28, 2003, pursuant to an amended and restated declaration of trust. Barclays Global Investors Canada Limited was formerly the trustee and the manager of the Fund and, effective October 27, 2006, Brompton Funds Management Limited (the "Manager") became the Trustee and is responsible for managing the affairs of the Fund. The Manager has retained Brompton Capital Advisors Inc. to acquire the portfolio and to rebalance it in accordance with the terms of the declaration of trust. Investors Bank & Trust is the custodian of the Fund's assets and prepares the weekly valuations of the Fund. The Fund is listed on the Toronto Stock Exchange and commenced operations on May 14, 2003.

On October 11, 2006, a special meeting of unitholders was held at which time unitholders approved the transfer of the trusteeship and management of the Fund from Barclays Global Investors Canada Limited to Brompton Funds Management Limited. The transfer was implemented on October 27, 2006 and at that time the name of the Fund was changed from Barclays Advantaged S&P®/TSX® Income Trust Index Fund to BG Advantaged S&P®/TSX® Income Trust Index Fund.

In addition to approving the transfer of the trusteeship and management of the Fund, several other amendments to the declaration of trust were approved at the meeting. The amendments were proposed in order to make the provisions of the declaration of trust more consistent with those of other Brompton funds. The main amendments made:

a) changed the redemption provisions of the Fund, including the notice period and method of calculating the redemption price;

b) removed the final termination date of the Fund, and provided the Manager with the ability to terminate the Fund early without unitholder approval if the Manager determines that it is in the best interests of unitholders; and

c) approved the removal of the Advisory Board. Following the transfer of the trusteeship and management of the Fund, the Advisory Board was no longer necessary given that three of the five members of the Board of Directors of the Manager are independent directors.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and they include estimates and assumptions made by management that affect the reported amounts of assets and liabilities at the date of these financial statements and the reported amounts of income and expenses during the period for which the financial statements report. Actual results could differ from these estimates.

a) **Principles of Consolidation**
Effective January 1, 2005, the Fund has retrospectively adopted the provision of Accounting Guideline 15 ("AcG-15") issued by the Canadian Institute of Chartered Accountants. The financial statements include the consolidated financial statements of the Fund and BAI Trust. The financial statements have been consolidated for financial reporting purposes by virtue of the fact that the activities of BAI Trust are considered to be an extension of the operation of the Fund and, as such, form an integral part of the business activities of the Fund.

b) **Valuation of Investments**
The Fund's investments are presented at estimated market value. Investments that are publicly traded are valued at their closing price. If a closing price is not available, then these investments are valued using an average of the latest bid and ask prices. Short-term investments are recorded at market value. The difference between market value and the cost of the short-term investments, excluding any foreign exchange gain (loss), is reported as interest income.

c) **Investment Transactions and Income Recognition**
Investment transactions are recorded on trade date and any realized gains or losses are recognized using the average cost of the investments. Interest income is recognized on an accrual basis. Dividends from income funds are recognized on the ex-distribution date. Net realized gains or losses on the sale of investments include net realized gains or losses from foreign currency changes.

d) **Income Taxes**
The Fund qualifies as a mutual fund trust under the Income Tax Act (Canada). Provided the Fund makes distributions in each year of its net income and net realized capital gains, the Fund will not generally be liable for income tax. It is the intention of the Fund to distribute all of its net income and net realized capital gains on an annual basis. Accordingly, no income tax provision has been recorded.

e) **Foreign Exchange**
The market values of investments and other assets and liabilities that are denominated in foreign currencies are translated into Canadian dollars at the noon rate of exchange on each valuation date. Purchases and sales of investments and income derived from investments are translated at the rate of exchange prevailing on the respective dates of such transactions.

f) **Fair Value of Financial Instruments**
The fair value of the Fund's financial instruments, which are composed of cash and short-term investments, distributions and interest receivable, accounts payable and accrued liabilities and loans payable, approximates their book value.

g) **Comparative Figures**
Certain comparative figures have been reclassified to conform to the current period's presentation.

3. UNITS OF THE FUND

Authorized

The Fund is authorized to issue an unlimited number of transferable, redeemable units of beneficial interest, each of which represents an equal, undivided interest in the net assets of the Fund. Each unit entitles the holder to one vote and to participate equally with respect to any and all distributions made by the Fund. Units may be redeemed at the option of unitholders by tendering units of the Fund at least 20 business days prior to the second last business day of December ("Redemption Valuation Date"). Redemption of tendered units will be settled based on the net asset value per unit on the Redemption Valuation Date, less associated costs of the redemption, including brokerage costs. Units tendered for redemption will be redeemed effective on the Redemption Valuation Date and will be settled on or before the tenth business day in January.

Issued

		2006		2005
	Number of Units	Amount	Number of Units	Amount
Units, beginning of year	15,452,215	$ 146,409,737	18,310,249	$ 173,489,609
Units redeemed				
Annual redemption	(3,975,476)	(60,655,430)	(2,649,834)	(40,150,678)
Excess of stated value paid on redemption and repurchase of units	—	24,736,073	—	15,885,670
Units repurchased	(460,349)	(6,110,085)	(208,200)	(2,814,864)
Units, end of year	11,016,390	$ 104,380,295	15,452,215	$ 146,409,737

On July 28, 2006 and December 28, 2006, 2,047,968 and 1,927,508 units were redeemed at $16.31 and $14.14, respectively.

To enhance liquidity for its units, the Fund has implemented a mandatory market repurchase program. If, on any business day, the market closing price of the units is less than 95% of the net asset value per unit of the Fund, the Fund will be obligated to purchase for cancellation, on or about the succeeding business day, any units offered in the market at prices at or below the prior day's market closing price except in certain circumstances.

The Fund received approval from the Toronto Stock Exchange to undertake a normal course issuer bid program for the period from November 1, 2006 to October 31, 2007. Pursuant to the issuer bid, the Fund can purchase up to 1,336,300 of its units for cancellation when the net asset value per unit exceeds its trading price. During the year ended December 31, 2006, 460,349 (2005 – 208,200) units were purchased under both the mandatory market repurchase program and issuer bid program.

The weighted average number of units outstanding for the period was 14,498,627 (2005 – 17,125,334).

4. FORWARD AGREEMENT AND COMMON SHARE PORTFOLIO

On May 14, 2003, the Fund entered into a forward purchase and sale agreement ("Forward Agreement") with a Canadian chartered bank ("Counterparty"). The obligations of the Counterparty to the Fund under the Forward Agreement are determined by reference to the performance of BAI Trust.

Under the terms of the Forward Agreement, the Counterparty has agreed to pay to the Fund, on or about December 15, 2010 or earlier, in whole or in part at the request of the Fund, an amount equal to the redemption proceeds of the number of units of BAI Trust specified in the Forward Agreement, in exchange for the Fund's common share portfolio.

In order to permit the Fund to pay: (i) monthly distributions; (ii) redemptions and repurchases of units; and (iii) operating expenses and other liabilities of the Fund, the terms of the Forward Agreement provide that the Forward Agreement may be settled in whole or in part prior to December 15, 2010, by the Fund at its discretion.

The Fund will pay to the Counterparty a fee under the Forward Agreement of 0.55% of the net asset value of BAI Trust plus a fee related to the stock borrowing costs incurred by the Counterparty of 0.20% of the market value of the Fund's common share portfolio, calculated and payable monthly in arrears.

5. DISTRIBUTIONS PAYABLE TO UNITHOLDERS

Distributions of the Fund, as declared by the Manager, are made on a monthly basis to unitholders of record on the last business day of each month. The distributions are payable by the tenth business day of the following month. For the year ended December 31, 2006, the Fund declared total distributions of $16,818,140 (2005 – $16,692,808) or $1.17 (2005 – $0.97) per unit.

Notes to the Consolidated Financial Statements (continued)

6. MANAGEMENT FEES

Pursuant to the declarations of trust of the Fund and BAI Trust, the Manager in its capacity as trustee provides management and administrative services to the Fund and BAI Trust, for which it is paid a management fee equal to 0.15% per annum of the net asset value of the Fund plus applicable taxes and 0.40% per annum of the net asset value of BAI Trust plus applicable taxes, respectively. The Manager is responsible for paying fees to Brompton Capital Advisors Inc., the portfolio manager of the Fund and BAI Trust.

7. INVESTMENT TRANSACTIONS

Transactions of investments for the year ended December 31 were as follows:

	2006	2005
Proceeds from sale of investments	$ 97,062,435	$ 103,163,879
Less cost of investments sold:		
Investments at cost, beginning of year	155,955,335	173,533,869
Investments purchased during year	55,956,302	56,456,432
Investments at cost, end of year	(151,904,630)	(155,955,335)
Cost of investments sold during the year	60,007,007	74,034,966
Net realized gain on sale of investments	$ 37,055,428	$ 29,128,913

Transactions of common share portfolio for the year ended December 31 were as follows:

	2006	2005
Proceeds from sale of common share portfolio	$ 183,242,983	$ 143,051,763
Less cost of common share portfolio sold:		
Common share portfolio at cost, beginning of year	126,422,297	148,187,824
Common share portfolio purchased during year	124,495,824	81,154,171
Common share portfolio at cost, end of year	(109,730,869)	(126,422,297)
Cost of common share portfolio sold during the year	141,188,252	102,919,698
Net realized gain on sale of common share portfolio	$ 42,054,731	$ 40,132,065

Brokerage commissions on investments purchased and sold during the year ended December 31, 2006 amounted to $94,200 (2005 – $164,933). For the years ended December 31, 2006 and 2005, there were no soft dollar amounts paid.

The common share portfolio has been pledged to the Counterparty under the terms of the Forward Agreement.

8. SECURITIES LENDING

BAI Trust may lend investments, either directly or through an agent, to brokers, dealers and other financial institutions desiring to borrow securities. Securities lending enables BAI Trust to earn additional income. By using such income to offset expenses, BAI Trust will be able to reduce the effect such expenses have on BAI Trust's ability to provide investment results that more closely correspond to the performance of the benchmark.

BAI Trust has entered into securities lending authorization agreements with Barclays Global Investors, N.A. (BGI) and Barclays Global Investors Limited (BGIL), as lending agents, subject to the overriding authority of the Manager. BGI is a national bank association under the laws of the United States of America and BGIL is an investment manager regulated by the Financial Services Authority in the United Kingdom. Both BGI and BGIL have considerable experience and expertise in securities lending.

BAI Trust requires collateral in the form of cash and obligations of, or guaranteed by, the Government of Canada or a province thereof or of the United States government or its agencies or instrumentalities that have an aggregate value of not less than 105% of the market value of the loaned securities. The trustee assesses the creditworthiness of each borrower, and acts promptly to demand payment from any borrower in realizing any collateral. During the year ended December 31, 2006, BAI Trust received bonds and money market securities as collateral. There were no securities on loan as at December 31, 2006.

9. LOANS PAYABLE

Pursuant to an agreement with a Canadian chartered bank, BAI Trust has a 364-day renewable revolving credit facility. The revolving credit facility provides for maximum borrowings of $5.0 million for working capital purposes at either the prime rate of interest or the bankers' acceptance rate plus a fixed percentage. The credit facility is secured by a first-ranking security interest over all of the Fund's assets. There were no amounts borrowed under this facility at December 31, 2006.

During the year ended December 31, 2006, the minimum and maximum amounts of borrowings were nil and $3.8 million, respectively.

Costs incurred to establish the credit facilities are deferred and amortized over the term of the facilities. For the year ended December 31, 2006, $356 (2005 – nil) of deferred financing costs had been amortized.

The credit facilities are used by BAI Trust for general Fund purposes.

10. ADOPTION OF FUTURE ACCOUNTING STANDARDS

The *Accounting Standards* Board of the Canadian Institute of Chartered Accountants ("CICA") recently issued a new suite of financial reporting standards that address the accounting and disclosure for financial instruments. Of particular relevance to investment funds are changes outlined in CICA Handbook Section 3855: Financial Instruments – Recognition and Measurement. The new financial reporting standards for financial instruments are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. These standards will change the way in which investments are measured for financial statement purposes and will result in differences between the net asset value per unit ("NAVPU") presented in the financial statements and the NAVPU that is published weekly. The Fund has a financial year ending December 31, 2006, and as such, these changes will not be reflected until the interim financial statements are prepared in June 2007. Such differences will primarily result from marketable securities being valued using bid prices for financial statements and closing prices for the weekly published NAVPU.

VALUE | INTEGRITY | PERFORMANCE



ADVANTAGED
S&P®/TSX®
INCOME TRUST
INDEX FUND


SEC Mail RECEIVED
PROCESSING
APR - 9 2007
WASH. D.C.
186
SECTION



2006
ANNUAL
REPORT

Tax advantaged exposure to the income trusts included in the S&P/TSX Capped Income Trust Index.

BAI.UN

Management Report of Fund Performance

March 8, 2007

This annual management report of fund performance for BG Advantaged S&P®/TSX® Income Trust Index Fund (the "Fund") contains financial highlights but does not contain the audited annual financial statements. The audited annual financial statements follow this report. The financial statements include the accounts of BAI Trust.

Unitholders may obtain a copy of the Fund's proxy voting policies and procedures, proxy voting disclosure record, or quarterly portfolio disclosure, at no cost, by calling 866-642-6001, or by sending a request to Brompton Funds, Suite 2930, P.O. Box 793, Bay Wellington Tower, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T3.

Investment Objectives and Strategies

BG Advantaged S&P®/TSX® Income Trust Index Fund (formerly "Barclays Advantaged S&P/TSX Income Trust Index Fund") is a closed-end investment trust that is managed by Brompton Funds Management Limited (the "Manager"). The units of the Fund trade on the Toronto Stock Exchange ("TSX") under the symbol BAI.UN.

The Fund is designed to provide unitholders with tax-advantaged monthly cash distributions consisting of capital gains and return of capital in an amount which equals, to the extent possible, the distributions paid on a portfolio of securities represented by the constituents of the S&P/TSX Capped Income Trust Index (the "Index"), net of expenses, and to replicate, to the extent possible, the returns of the Index, net of expenses. The Index is comprised of the largest and most liquid income trust securities listed on the TSX and selected by Standard & Poor's ("S&P") using its industrial classifications and guidelines for evaluating issuer capitalization, liquidity and fundamentals. The Fund is RRSP, DPSP, RRIF and RESP eligible.

Forward Agreement

Using the net proceeds from its IPO and exercise of the over-allotment option, the Fund acquired a portfolio of Canadian common stocks. At the same time, in order for the Fund to gain exposure to the return from a portfolio of income trusts which are included in the Index, the Fund entered into a forward purchase and sale agreement ("Forward Agreement") with the Bank of Montreal (the "Counterparty"). Under the terms of the Forward Agreement, the Counterparty has agreed to pay to the Fund, on or about December 15, 2010, an amount equal to the net asset value of BAI Trust as the purchase price of the common share portfolio. The Counterparty subscribed for units of BAI Trust in an amount equal to the net proceeds from the IPO and over-allotment. The net proceeds of the subscription by the Counterparty were used by BAI Trust to acquire the portfolio of income trusts which are included in the Index. The return to investors of the Fund is dependent upon the return on the income trust portfolio pursuant to the Forward Agreement.

In order to pay monthly distributions, redemptions and ongoing expenses, the terms of the Forward Agreement permit the Fund to partially settle the Forward Agreement prior to December 15, 2010.

The consolidated results and the financial position which are discussed in this report include the accounts of the Fund and BAI Trust. The activities of BAI Trust are discussed above. The financial statements of the Fund and BAI Trust are consolidated pursuant to Accounting Guideline 15 – Consolidation of Variable Interest Entities, as the Fund is exposed to a majority of the economic benefits and risks of BAI Trust by virtue of the Forward Agreement.

Risks

Changes to the Fund over the financial year ended December 31, 2006 affected the overall risk associated with an investment in the Fund in the following ways:

(i) As illustrated in the discussion under "Recent Developments – Tax Treatment of Income Trusts," the proposed change in the taxation of income trusts had a negative impact on the net asset value of the Fund.

(ii) In 2006, $33.4 million and $27.2 million of units were redeemed in July and December, respectively, representing 13.8% and 14.9% of the Fund's net assets at that time. As a result, the trading liquidity of the units may be reduced.

(iii) A significant component of the portfolio was invested in oil and gas trusts (48.6% at year-end 2006). The prices of securities in this sector were adversely affected in 2006 by declining commodity prices, particularly of natural gas, and disproportionately by the proposed tax changes discussed below.

Risks associated with an investment in the units of the Fund are discussed in detail in the Fund's annual information form, which is available on the Fund's website at www.bromptongroup.com or on SEDAR at www.sedar.com.

Recent Developments

Special Meeting of Unitholders

On October 11, 2006, a special meeting of unitholders was held at which time unitholders approved the transfer of the trusteeship and management of the Fund from Barclays Global Investors Canada Limited ("Barclays") to Brompton Funds Management Limited. Barclays had sought unitholder approval to transfer the Fund to Brompton as part of a strategic decision to focus its resources on its iShares™ family of exchange-traded funds. The transfer was implemented on October 27, 2006, and at that time the name of the Fund was changed from Barclays Advantaged S&P®/TSX® Income Trust Index Fund to BG Advantaged S&P®/TSX® Income Trust Index Fund.

In addition to approving the transfer of the trusteeship and management of the Fund, several other amendments to the declaration of trust were approved at the meeting. The amendments were proposed in order to make the provisions of the declaration of trust more consistent with those of other Brompton funds. The main amendments were:

(i) Amendment to Redemption Date, Amount and Notification Period

An amendment was approved which changed the annual redemption date from the end of July of each year to the second last business day in December. To accommodate this change in date, unitholders were given an extra redemption opportunity in December 2006. A second amendment revised the calculation of the redemption amount so that it uses a three-day weighted average trading price for listed securities and includes any costs associated with the redemption, including brokerage costs. This change will protect unitholders from valuation anomalies that can be created by price volatility in a single day's trading, and appropriately allocates the costs of the redemption to the redeeming unitholders. A third amendment increased the redemption notice period to at least 20 business days prior to the redemption date.

(ii) Amendment to Termination Provisions

An amendment was approved to extend the Fund's termination date, which was originally scheduled to be December 15, 2010, to December 15, 2016. The change in the termination date does not affect the ability of unitholders to redeem their units annually at approximately net asset value per unit. A second amendment allows the Manager to terminate the Fund if, in its opinion, it would be in the best interests of the unitholders of the Fund and if other investment options, such as investing in another Brompton fund, cannot be made available to unitholders who wish to continue their investment. The ability to terminate the Fund without unitholder approval may protect investors in circumstances where the Fund becomes too small and inefficient to manage, such that expenses per unit increase and the trading liquidity of the units is reduced. As well, the ability to terminate the Fund will eliminate the substantial costs associated with holding a unitholder meeting (normally borne by the Fund) to obtain unitholder approval, which would otherwise be required.

(iii) Amendment to Requirement for Advisory Board

An amendment was approved to remove the requirement for an advisory board. Following the transfer of the trusteeship and management of the Fund, the Advisory Board was no longer necessary given that three of the five members of the Board of Directors of the Manager are independent directors. The independent directors are James W. Davie, Arthur R.A. Scace, and Ken S. Woolner, and they comprise the audit and corporate governance committees of the Manager.

Additional Amendment to the Declaration of Trust

In addition to the amendments to the declaration of trust that were approved at the Special Meeting of Unitholders, the Manager made the following amendment in November 2006, which did not require approval by unitholders.

The declaration of trust was amended to allow the Manager at its discretion to permit unitholders to withdraw their redemption requests. The amendment was made to the Fund and other Brompton funds as a result of the turmoil in the income trust market following the proposed new taxation rules announced on October 31, 2006, by the federal government.

Tax Treatment of Income Trusts

Notwithstanding a campaign promise made by Prime Minister elect Stephen Harper in January 2006 not to tax income trusts, the Federal Minister of Finance announced a proposal for a new tax on public income trusts on October 31, 2006. The resulting effect was a huge sell-off in the market, which initially erased $30 billion in market capitalization on the TSX. The Fund, which invests in income trusts, had negative overall performance in light of this announced proposal.

Investment funds like the Fund are not subject to this proposed tax, but to the extent an investment fund invests in income trusts (excluding certain REITs) the level of distributions it receives will be less if the taxing provisions come into effect.

The proposed tax, if enacted, will take effect immediately for new income trust conversions. Existing income trusts have been given a four-year transition period ending on December 31, 2010 before they will be subject to this new tax. Income trusts, with the exception of REITs that meet specific criteria, will be subject to the proposed tax on their distributable income at the corporate tax rate. The effect of this change will be to reduce distributable cash by as much as 31.5%, beginning in 2011, for existing public income trusts. To the extent such trusts return capital as a component of their distributions, this portion is not subject to the proposed tax. For taxable investors, the impact of this new tax will be offset by allowing the distribution portion ordinarily received as income to qualify for the more favourable dividend tax treatment. As a result, the proposed changes will have no net effect on an after-tax basis for taxable investors in the highest marginal tax rate bracket. However, tax-deferred investors, such as pension funds and investments held in registered accounts such as RRSPs, and foreign investors do not benefit from the favourable dividend tax treatment, and they will therefore be adversely affected when these new taxes, if enacted, come into effect in 2011.

Certain sectors of the income trust market, such as oil and gas trusts, have been more negatively affected in the market than others due to their greater concentration of foreign and/or tax-deferred holders. Over time, Brompton expects there to be a migration in income trust holders from tax-deferred and foreign investors to the fully taxable investor which should improve market prices over the longer term.

Shortly after the government's announcement, Brompton began consulting and working with industry participants and advocacy groups and presented to the government an alternative proposal that we felt was equitable and would protect the interests of all investors. A copy of this proposal can be found on our website at www.bromptongroup.com. Brompton continues to work to help influence a more favourable outcome for our investors.

Results of Operations

Distributions

During the year ended December 31, 2006, the Fund made monthly cash distributions which totalled $1.17 per unit. Since inception in May 2003, the Fund has paid total cash distributions of $3.54 per unit.

As a result of the Forward Agreement, 2006 distributions were comprised of 88.6% return of capital and 11.4% capital gains. A return of capital results in a deferral of income tax as it reduces the cost base of the units of the Fund held by an investor. When the units are disposed of by the investor, a gain or loss will be realized based on the lower adjusted cost base.

A breakdown of the tax characteristics of all of the 2006 distributions paid by the Fund is provided later in this report under "2006 Tax Information."

Net Asset Value

As a result of weakness in the Fund's investment portfolio due primarily to the impact of the proposed tax changes on income trusts as discussed above and declining natural gas prices, the net asset value per unit decreased by $1.68 per unit, or 10.7%, from $15.75 per unit to $14.07 per unit over the year. The aggregate net assets of the Fund declined from $243.4 million to $155.0 million as a result of the decline in value in the investment portfolio, redemptions and repurchases under the issuer bid program.

Investment Portfolio

As of December 31, 2006, BAI Trust's investments included a total of 74 income trusts which are diversified by issuer and industry. The breakdown of the portfolio is shown in the pie chart below, and a detailed listing of BAI Trust's security holdings is provided in the financial statements.

As detailed in the table below, the portfolio recorded a net loss (realized and unrealized) of $19.2 million during the year ended December 31, 2006. Oil and gas income trusts contributed $8.5 million of this loss. REITs contributed a gain of $5.1 million as they are generally not subject to the tax on income trusts.

Portfolio Sectors


49%
6%
5%
4%
3%
7%
1%
15%
3%
3%
4%

Net Gains (Losses) by Sector (millions)		Realized		Unrealized		Total
Oil and gas	$	25.8	$	(34.3)	$	(8.5)
Energy equipment and services		0.4		(3.5)		(3.1)
Other energy		1.5		(2.5)		(1.0)
Materials		2.3		(5.5)		(3.2)
Industrials		(0.4)		(2.1)		(2.5)
Consumer discretionary		0.9		(3.8)		(2.9)
Consumer staples		(0.2)		0.2		—
Healthcare		—		(0.1)		(0.1)
Real estate investment trusts		5.6		(0.5)		5.1
Financials		0.1		(1.0)		(0.9)
Telecommunication		0.2		(1.3)		(1.1)
Utilities/power		0.8		(1.8)		(1.0)
Total	$	37.0	$	(56.2)	$	(19.2)

Liquidity and Capital Resources

In November 2006, the Fund established a credit facility to be used for working capital purposes. The credit facility provides for maximum borrowings of $5.0 million at either the prime rate of interest or the bankers' acceptance rate plus a fixed percentage. At the end of the year, there were no amounts borrowed under this facility.

To provide liquidity, units of the Fund are listed on the TSX under the symbol BAI.UN. The Fund has a mandatory repurchase program which requires the Fund to repurchase units in the market when its units trade below 95% of their net asset value per unit. The Fund also has a normal course issuer bid program which allows it to purchase its units on the TSX when they trade below net asset value per unit. As a result, purchases under these programs are accretive to the net asset value per unit. A total of 460,349 units were purchased in 2006 under these programs at an average price of $13.27 per unit. Investors may also redeem their units annually in accordance with their redemption provisions.

Related Party Transactions

Pursuant to the declarations of trusts of the Fund and BAI Trust, the Manager provides management and administrative services to the Fund and BAI Trust, for which it is paid management fees which, when taken together, are approximately equal to 0.55% per annum of the net asset value of the Fund plus applicable taxes. The Manager is responsible for paying fees to Brompton Capital Advisors Inc., which is an affiliate of the Manager and which is responsible for the rebalancing of the Fund. In 2006, management fees paid to the Manager amounted to $0.04 million.

Prior to the transfer of the trusteeship and management to the Manager on October 27, 2006, Barclays received management fees of $1.3 million. The Fund has engaged Barclays Global Investors, N.A. ("BGI") and Barclays Global Investors Limited ("BGIL"), affiliates of Barclays, as securities lending agents. The Fund earned securities lending income of $0.2 million from counterparties, and BGI and BGIL, collectively, received the same amount as the Fund from counterparties for their role as lending agents.

Financial Highlights

The following tables show selected key financial information about the Fund and are intended to help readers understand the Fund's financial performance for the fiscal periods indicated. This information is derived from the Fund's audited annual financial statements. The information in the following tables is presented in accordance with National Instrument ("NI") 81-106 and, as a result, does not act as a continuity of opening and closing net asset value per unit. The increase (decrease) in net assets from operations is based on average units outstanding during the period, and all other numbers are based on actual units outstanding at the relevant point in time.

Net Asset Value per Unit

		2006		2005		2004		2003
Net asset value, beginning of year[2]	$	15.75	$	13.03	$	11.32	$	9.48
Increase (decrease) from operations:[1][3]								
Total revenue		1.22		0.01		—		—
Total expenses		(0.23)		(0.14)		(0.13)		(0.14)
Realized gain for the year		2.56		2.34		0.20		0.22
Unrealized gain (loss) for the year		(3.88)		1.55		2.49		2.34
Total increase (decrease) in net assets from operations	$	(0.33)	$	3.76	$	2.56	$	2.42
Distributions to unitholders:[1][2]								
From net realized gain on investments	$	0.13	$	0.46	$	—	$	—
Return of capital		1.04		0.51		0.90		0.50
Total distributions to unitholders	$	1.17	$	0.97	$	0.90	$	0.50
Net asset value, end of year[2]	$	14.07	$	15.75	$	13.03	$	11.32

[1] Period from May 14, 2003 (commencement of operations) to December 31, 2003.

[2] Net asset value per unit and distributions per unit are based on the actual number of units outstanding at the relevant time.

[3] The increase (decrease) in net assets from operations per unit is based on the weighted average number of units outstanding over the fiscal period.

Ratios and Supplemental Data

	2006	2005	2004	2003
Net assets (in 000s)	$ 154,955	$ 243,372	$ 238,620	$ 217,775
Number of units outstanding (in 000s)	11,016	15,452	18,310	19,238
Management expense ratio ("MER")[1][2]	1.45%	1.43%	1.59%	6.58%
MER excluding interest expense, issuance costs, Forward Agreement and borrowing costs[3]	0.71%	0.68%	0.75%	0.76%
Portfolio turnover rate[4]	24.43%	22.97%	42.02%	N/A
Trading expense ratio[5]	0.04%	0.07%	N/A	N/A
Closing market price	$ 13.22	$ 15.31	$ 13.22	$ 11.25

[1] Annualized for the period from May 14, 2003 (commencement of operations) to December 31, 2003.

[2] Management expense ratio is based on the requirements of NI 81-106 and includes the total expenses of the Fund for the stated period, including interest expense and issuance costs, and is expressed as an annualized percentage of the average net assets of the period.

[3] MER, excluding interest expense, issuance costs, Forward Agreement and borrowing costs, has been presented separately as it expresses only the ongoing management and administrative expenses of the Fund as a percentage of average net assets.

[4] The Fund's portfolio turnover rate indicates how actively the Fund's portfolio advisor manages its portfolio investments. A portfolio turnover rate of 100% is equivalent to the Fund buying and selling all of the securities in its portfolio once in the course of the year. The higher a fund's portfolio turnover rate in a year, the greater the trading costs payable by the Fund in the year, and the greater the chance of an investor receiving taxable capital gains in the year. There is not necessarily a relationship between a high turnover rate and the performance of the Fund. The portfolio turnover rate is not provided when a fund is less than one year old. Portfolio turnover rate is calculated by dividing the lesser of the cost of purchases and the proceeds of sales of portfolio securities in BAI Trust for the period, excluding cash and short-term investments maturing in less than one year, by the average market value of investments during the period.

[5] The trading expense ratio represents total commissions expressed as an annualized percentage of daily average net assets of the Fund during the period. This disclosure was a new requirement in 2005 under NI 81-106 and was not applied retroactively.

Expense Ratios

The MER of the Fund increased slightly from 1.43% in 2005 to 1.45% in 2006. The MER ratio is exaggerated by the inclusion of Forward Agreement fees and securities borrowing costs incurred in association with the favourable tax structure of the Fund. The MER, excluding interest expense, issuance costs and Forward Agreement fees and securities borrowing costs, increased from 0.68% in 2005 to 0.71% in 2006. This latter ratio is more representative of the ongoing efficiency of the administration of the Fund.

Past Performance

The following chart and table show the past performance of the Fund. Past performance does not necessarily indicate how the Fund will perform in the future. The information shown is based on the net asset value per unit and assumes that distributions made by the Fund on its units in the periods shown were reinvested (at net asset value per unit) in additional units of the Fund.

The bar chart shows the Fund's annual return in each year since inception to December 31, 2006. The chart shows, in percentage terms, how an investment held on the first day of each fiscal year would have increased or decreased by the last day of the fiscal year.

Year-by-Year Returns


30%
20%
10%
0%
-10%
26.3%
24.4%
29.3%
-3.8%
03*
04
05
06

* Period from May 14, 2003 (commencement of operations) to December 31, 2003.

The following table shows the Fund's annual compound return for each period indicated, compared with the S&P/TSX Capped Income Trust Index ("Income Trust Index"). The Income Trust Index is a broad-based composite index which may encompass any or all Global Industry Classification Standard ("GICS") sectors of the income trust marketplace. Income trusts that qualify for inclusion must derive their distribution income from actual operating entities. The Income Trust Index is calculated without the burden of management fees and fund expenses whereas the performance of the Fund is calculated after deducting such fees and expenses.

Annual Compound Returns

	1 Year	3 Years	Since Inception[1]
BG Advantaged S&P/TSX Income Trust Index Fund[2]	(3.8)%	15.7%	19.9%
S&P/TSX Capped Income Trust Index	(2.8)%	17.3%	22.4%

[1] Period from May 14, 2003 (commencement of operations) to December 31, 2006.

[2] Based on the net asset value per unit and assuming that distributions made by the Fund on its units in the periods shown were reinvested (at net asset value per unit) in additional units of the Fund.

The Fund and the Income Trust Index experienced a slightly negative return in 2006 due largely to the proposed tax on income trusts. As would be expected, the returns of the Fund are lower than those for the Income Trust Index due to fees and expenses of the Fund. The return of the Income Trust Index does not provide for such expenses.

Summary of Investment Portfolio
As at December 31, 2006

Total net asset value	$ 154,954,582

Portfolio Composition	% of Portfolio	% of NAV
Oil and gas	48.6%	57.0%
Real estate investment trusts	14.7%	17.2%
Utilities/power	3.6%	4.2%
Industrials	2.9%	3.5%
Other energy	5.4%	6.4%
Energy equipment and services	6.3%	7.4%
Materials	3.9%	4.6%
Consumer discretionary	7.0%	8.2%
Financials	3.6%	4.2%
Telecommunication	2.7%	3.2%
Health care	0.8%	1.0%
Consumer staples	0.4%	0.4%
Common share portfolio[1]	—	132.8%
Cash and short-term investments	0.1%	0.1%
Total investment portfolio	100.0%	250.2%
Amounts due to Counterparty under Forward Agreement[1]		(132.8%)
Other net liabilities		(17.4%)
Total net asset value		100.0%

Top 25 Holdings[2]	% of Portfolio	% of NAV
Advantage Energy Income Fund	1.8%	2.1%
Baytex Energy Trust	1.3%	1.5%
Canadian Oil Sands Trust	1.2%	1.5%
Vermilion Energy Trust	1.2%	1.4%
Pengrowth Energy Trust	1.2%	1.4%
Petrofund Energy Trust	1.2%	1.4%
Newalta Income Fund	1.1%	1.3%
Boardwalk REIT	1.1%	1.3%
Canadian REIT	1.1%	1.3%
Penn West Energy Trust	1.1%	1.3%
Enerplus Resources Fund	1.1%	1.3%
H&R REIT	1.1%	1.3%
Provident Energy Trust	1.1%	1.2%
NAL Oil & Gas Trust	1.1%	1.2%
Focus Energy Trust	1.1%	1.2%
Bell Nordiq Income Fund	1.0%	1.2%
ARC Energy Trust	1.0%	1.2%
Calpine Power Income Fund	1.0%	1.2%
Summit REIT	1.0%	1.2%
Precision Drilling Trust	1.0%	1.2%
Crescent Point Energy Trust	1.0%	1.2%
Freehold Royalty Trust	1.0%	1.2%
Progress Energy Trust	1.0%	1.2%
Trinidad Energy Services Income Trust	1.0%	1.2%
TimberWest Forest Corp.	1.0%	1.2%

[1] Under the Forward Agreement, the Counterparty has agreed to pay the Fund an amount equal to the net asset value of BAI Trust as the purchase price of the common share portfolio. The value of the common share portfolio comprises the amount due to the Counterparty under the Forward Agreement.

[2] The top 25 holdings of the Fund have been presented in accordance with NI 81-106.

The investment portfolio may change due to ongoing portfolio transactions of the investment fund. Quarterly updates are available within 60 days of each quarter end.

2006 Tax Information

The following information is applicable to holders who, for the purpose of the Income Tax Act (Canada), are resident in Canada and hold Fund units as capital property outside of an RRSP, RRIF or DPSP. Unitholders should receive a T3 slip from their investment dealer providing this information.

T3 supplementary slips for holdings of the Fund will indicate Foreign Non-Business Income in Box 25, Other Taxable Income in Box 26, Capital Gains in Box 21 and Dividend Income in Box 23. Dividend income is subject to the standard gross-up and federal dividend tax credit rules.

The return of capital component is a non-taxable amount that serves to reduce the adjusted cost base of Fund units and is reported on the T3 supplementary slips in Box 42.

The following table outlines the breakdown of the Fund's distributions paid in 2006 on a per unit basis.

Record Date	Payment Date	Return of Capital	Capital Gains	Total Distribution
Dec. 30, 2005	Jan. 16, 2006	$ 0.07797	$ 0.01001	$ 0.08798
Jan. 31, 2006	Feb. 15, 2006	0.09222	0.01184	0.10406
Feb. 28, 2006	Mar. 15, 2006	0.08884	0.01141	0.10025
Mar. 31, 2006	Apr. 15, 2006	0.08414	0.01081	0.09495
Apr. 28, 2006	May 15, 2006	0.09033	0.01160	0.10193
May 31, 2006	June 15, 2006	0.08526	0.01095	0.09621
June 30, 2006	July 17, 2006	0.08910	0.01144	0.10054
July 31, 2006	Aug. 15, 2006	0.08197	0.01053	0.09250
Aug. 31, 2006	Sep. 15, 2006	0.08759	0.01125	0.09884
Sep. 29, 2006	Oct. 16, 2006	0.08460	0.01087	0.09547
Oct. 31, 2006	Nov. 15, 2006	0.08554	0.01099	0.09653
Nov. 30, 2006	Dec. 15, 2006	0.08472	0.01088	0.09560
Total		**$ 1.03228**	**$ 0.13258**	**$ 1.16486**

This information is of a general nature only and does not constitute legal or tax advice to any particular investor. Accordingly, investors are advised to consult their own tax advisors with respect to their individual circumstances.

Forward-Looking Statements

Some of the statements contained herein including, without limitation, financial and business prospects and financial outlook may be forward-looking statements which reflect management's expectations regarding future plans and intentions, growth, results of operations, performance and business prospects and opportunities. Words such as "may," "will," "should," "could," "anticipate," "believe," "expect," "intend," "plan," "potential," "continue" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements including, but not limited to, changes in general economic and market conditions and other risk factors. Although the forward-looking statements contained herein are based upon what management believes to be reasonable assumptions, we cannot assure that actual results will be consistent with these forward-looking statements. Investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date hereof and we assume no obligation to update or revise them to reflect new events or circumstances.

Management's Responsibility Statement

The financial statements of BG Advantaged S&P®/TSX® Income Trust Index Fund (formerly Barclays Advantaged S&P®/TSX® Income Trust Index Fund") (the "Fund") have been prepared by Brompton Funds Management Limited (the "Manager" of the Fund) and approved by the Board of Directors of the Manager. The Manager is responsible for the information and representations contained in these financial statements and the other sections of the annual report.

The Manager maintains appropriate procedures to ensure that relevant and reliable financial information is produced. Statements have been prepared in accordance with accounting principles generally accepted in Canada and include certain amounts that are based on estimates and judgements. The significant accounting policies applicable to the Fund are described in Note 2 to the financial statements.

The Board of Directors of the Manager is responsible for ensuring that management fulfills its responsibilities for financial reporting and has reviewed and approved these financial statements. The Board carries out this responsibility through the Audit Committee, which is comprised of independent directors of the Board.

The Manager, with the approval of its Board of Directors, has appointed the external firm of PricewaterhouseCoopers LLP as the auditors of the Fund. They have audited the financial statements of the Fund in accordance with Canadian generally accepted auditing standards to enable them to express to unitholders their opinion on the financial statements. The auditors have full and unrestricted access to the Audit Committee to discuss their findings.



Raymond R. Pether
Chief Executive Officer
Brompton Funds Management Limited
March 8, 2007



Craig T. Kikuchi
Chief Financial Officer
Brompton Funds Management Limited

Auditors' Report to Unitholders

To the Unitholders of BG Advantaged S&P®/TSX® Income Trust Index Fund:
We have audited the consolidated statement of investments of BG Advantaged S&P®/TSX® Income Trust Index Fund (formerly Barclays Advantaged S&P®/TSX® Income Trust Index Fund") (the "Fund") as at December 31, 2006, the consolidated statements of net assets as at December 31, 2006 and 2005 and the consolidated statements of operations and retained earnings, changes in net assets and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Fund's Manager. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the investments of the Fund as at December 31, 2006, the net assets as at December 31, 2006 and 2005 and the results of its operations and retained earnings, changes in net assets and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario
March 8, 2007

Consolidated Statements of Net Assets

As at December 31	2006	2005
Assets		
Investments, at market value	$ 181,676,913	$ 241,952,506
Cash and short-term investments	226,602	1,359,779
Income receivable	1,623,341	2,188,594
Amounts receivable from securities sold	—	318,184
Deferred financing costs (note 9)	4,644	—
Total assets	183,531,500	245,819,063
Liabilities		
Amounts payable for securities purchased	—	717,307
Accounts payable and accrued liabilities	303,185	370,224
Distributions payable to unitholders (note 5)	1,027,829	1,359,486
Redemptions payable to unitholders (note 3)	27,245,904	—
Total liabilities	28,576,918	2,447,017
Unitholders' equity		
Unitholders' capital (note 3)	104,380,295	146,409,737
Retained earnings	50,574,287	96,962,309
Net assets representing unitholders' equity	$ 154,954,582	$ 243,372,046
Units outstanding (note 3)	11,016,390	15,452,215
Net asset value per unit	$ 14.07	$ 15.75

Approved on behalf of BG Advantaged S&P®/TSX® Income Trust Index Fund by the Board of Directors of Brompton Funds Management Limited, the Manager.





Peter A. Braaten
Director

James W. Davie
Director

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Operations and Retained Earnings

For the years ended December 31	2006	2005
Income		
Dividends (net of withholding taxes of $4,374; 2005 – nil)	$ 17,399,668	$ 14,792,094
Interest income	69,532	40,730
Securities lending income (note 8)	171,504	359,041
	17,640,704	15,191,865
Expenses		
Management fees (note 6)	1,344,874	1,444,126
Forward agreement fees and borrowing costs (note 4)	1,676,447	1,838,082
Audit fees	22,599	17,216
Custodial fees	14,425	13,292
Legal fees	22,600	17,380
Unitholder reporting costs	43,626	5,945
Other administrative expenses	173,879	168,711
Interest and bank charges (note 9)	6,603	—
	3,305,053	3,504,752
Net investment income	14,335,651	11,687,113
Net realized gain on sale of investments (note 7)	37,055,428	29,128,913
Net realized gain on sale of common share portfolio (note 7)	42,054,733	40,132,065
Net change in unrealized loss on forward agreement	(42,054,733)	(40,132,065)
Net change in unrealized gain on investments	(56,224,888)	23,594,297
Increase (decrease) in net assets from operations	(4,833,809)	64,410,323
Retained earnings, beginning of year	96,962,309	65,130,464
Excess of stated value paid on redemption and repurchase of units (note 3)	(24,736,073)	(15,885,670)
Distributions to unitholders (note 5)	(16,818,140)	(16,692,808)
Retained earnings, end of year	$ 50,574,287	$ 96,962,309
Increase (decrease) in net assets from operations per unit[1]	$ (0.33)	$ 3.76

[1] Based on weighted average number of units outstanding for the period (note 3).

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

For the years ended December 31	2006	2005
Cash flows from operating activities:		
Increase (decrease) in net assets from operations	$ (4,833,809)	$ 64,410,323
Adjustments to reconcile net cash provided by (used in) operations:		
Net realized gain on sale of investments and common share portfolio	(79,110,161)	(69,260,978)
Net change in unrealized loss on forward agreement	42,054,733	40,132,065
Net change in unrealized loss on investments	56,224,888	(23,594,297)
Amortization of deferred financing costs (note 9)	356	—
Increase (decrease) in income receivable	565,253	(503,970)
Increase in accounts payable and accrued liabilities	(67,039)	(96,382)
Purchase of investments (note 7)	(56,673,609)	(55,792,421)
Proceeds from sale of investments (note 7)	97,380,619	102,845,695
Cash provided by operating activities	55,541,231	58,140,035
Cash flows from financing activities:		
Repurchase of units (note 3)	(6,110,085)	(2,814,864)
Distributions paid to unitholders of the Fund (note 5)	(17,149,797)	(16,701,922)
Amounts paid for redemption of units of the Fund	(33,409,526)	(40,150,678)
Deferred financing costs paid	(5,000)	—
Cash used in financing activities	(56,674,408)	(59,667,464)
Net decrease in cash and short-term investments	(1,133,177)	(1,527,429)
Cash and short-term investments, beginning of year	1,359,779	2,887,208
Cash and short-term investments, end of year	$ 226,602	$ 1,359,779

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Net Assets

For the years ended December 31	2006	2005
Net assets, beginning of year	$ 243,372,046	$ 238,620,073
Operations:		
Increase (decrease) in net assets from operations	(4,833,809)	64,410,323
Unitholder transactions:		
Distributions to unitholders (note 5)		
Capital gains	(1,914,073)	(7,965,767)
Return of capital	(14,904,067)	(8,727,041)
Total	(16,818,140)	(16,692,808)
Repurchase of units of the Fund (note 3)	(6,110,085)	(2,814,864)
Redemption of units (note 3)	(60,655,430)	(40,150,678)
Total unitholder transactions	(66,765,515)	(42,965,542)
Net increase (decrease) in net assets	(88,417,464)	4,751,973
Net assets, end of year	$ 154,954,582	$ 243,372,046
Distributions per unit (note 5)	$ 1.17	$ 0.97

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Investments

As at December 31, 2006

No. of Units		Cost	Market Value	% of Portfolio
No. of Units	**Oil and Gas**			
134,117	Advantage Energy Income Fund	$ 1,949,187	$ 1,667,074	
260,668	ARC Energy Trust	3,165,897	5,812,896	
95,901	Baytex Energy Trust	978,850	2,136,674	
108,661	Bonavista Energy Trust	2,098,383	3,058,807	
600,516	Canadian Oil Sands Trust	4,328,925	19,582,827	
288,400	Canetic Resources Trust	6,728,445	4,741,296	
85,964	Crescent Point Energy Trust	1,863,159	1,512,966	
93,154	Daylight Resources Trust	1,115,599	951,102	
157,718	Enerplus Resources Fund	5,070,668	7,993,148	
61,085	Fairborne Energy Trust	972,135	638,338	
86,765	Focus Energy Trust	1,568,623	1,577,388	
63,014	Freehold Royalty Trust	1,240,766	933,237	
154,478	Harvest Energy Trust	5,448,412	4,051,958	
97,680	NAL Oil & Gas Trust	847,947	1,202,441	
81,251	Paramount Energy Trust	1,735,180	1,007,512	
312,085	Pengrowth Energy Trust	4,748,070	6,222,975	
303,320	Penn West Energy Trust	12,489,518	10,789,092	
107,513	Peyto Energy Trust	1,477,273	1,902,980	
106,311	PrimeWest Energy Trust	2,333,382	2,285,687	
96,701	Progress Energy Trust	1,215,901	1,215,532	
268,415	Provident Energy Trust	2,643,821	3,446,449	
109,894	Shiningbank Energy Income Fund	1,672,192	1,412,138	
59,398	Trilogy Energy Trust	1,257,242	677,137	
89,008	True Energy Trust	1,277,476	666,670	
82,798	Vermilion Energy Trust	1,200,129	2,897,930	
		69,427,180	88,384,254	48.6%
No. of Units	**Energy Equipment and Services**			
59,788	CCS Income Trust	1,107,877	2,256,997	
48,681	Enerflex Systems Income Fund	625,130	537,925	
78,598	Mullen Group Income Fund	2,547,689	1,468,997	
47,185	Newalta Income Fund	922,302	1,328,258	
160,843	Precision Drilling Trust	5,936,860	4,342,761	
106,445	Trinidad Energy Services Income Trust	1,804,543	1,468,941	
		12,944,401	11,403,879	6.3%
No. of Units	**Other Energy**			
69,229	AltaGas Income Trust	1,350,099	1,813,800	
167,884	Fort Chicago Energy Partners L.P.	1,361,347	1,925,629	
258,090	Inter Pipeline Fund	1,469,881	2,333,134	
78,004	Keyera Facilities Income Fund	1,694,343	1,297,987	
160,190	Pembina Pipeline Income Fund	1,867,082	2,535,808	
		7,742,752	9,906,358	5.5%
No. of Units	**Materials**			
188,560	Fording Canadian Coal Trust	2,990,267	4,534,868	
41,051	Labrador Iron Ore Royalty Income Fund	1,155,022	1,018,065	
99,468	TimberWest Forest Corp.	1,174,227	1,498,983	
		5,319,516	7,051,916	3.9%
No. of Units	**Industrials**			
68,701	BFI Canada Income Fund	1,438,129	1,848,057	
109,634	Superior Plus Income Fund	2,342,468	1,174,180	
93,667	TransForce Income Fund	1,543,294	1,263,568	
90,207	Westshore Terminals Income Fund	1,258,504	1,063,541	
		6,582,395	5,349,346	2.9%
No. of Units	**Consumer Discretionary**			
63,388	*Aeroplan Income* Fund	854,375	1,075,694	
59,289	Cinram International Income Fund	1,729,573	1,360,683	
63,482	Consumers' Waterheater Income Fund	880,537	851,928	
63,107	UE Waterheater Income Fund	881,336	889,178	
657,784	Yellow Pages Income Fund	7,963,196	8,465,680	
		12,309,017	12,643,163	7.0%
No. of Units	**Consumer Staples**			
66,006	Connors Bros. Income Fund	1,071,795	693,063	
		1,071,795	693,063	0.4%
No. of Units	**Healthcare**			
109,738	CML Healthcare Income Fund	1,485,818	1,530,845	
		1,485,818	1,530,845	0.8%

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Investments (continued)

As at December 31, 2006		Cost	Market Value	% of Portfolio
No. of Units	**Real Estate Investment Trusts**			
54,140	Boardwalk REIT	$ 783,563	$ 2,235,441	
84,990	Calloway REIT	1,662,318	2,345,724	
76,827	Canadian Apartment Properties REIT	1,068,577	1,427,446	
73,917	Canadian REIT	859,889	2,326,168	
98,096	Chartwell Seniors Housing REIT	1,288,779	1,367,458	
43,300	Dundee REIT	1,630,660	1,673,545	
75,854	Extendicare REIT	1,143,499	1,102,159	
159,493	H&R REIT	2,092,640	3,842,186	
70,394	InnVest REIT	699,903	971,437	
105,269	Legacy Hotels REIT	620,492	997,950	
65,978	Primaris Retail REIT	817,516	1,245,665	
91,216	Retirement Residences REIT	748,105	755,268	
255,656	RioCan REIT	3,114,027	6,429,748	
		16,529,968	26,720,195	14.7%
No. of Units	**Financials**			
171,591	CI Financial Income Fund	4,965,557	4,584,912	
56,362	Davis + Henderson Income Fund	793,208	871,357	
48,523	GMP Capital Trust	1,091,768	1,057,801	
		6,850,533	6,514,070	3.6%
No. of Units	**Telecommunication**			
159,174	Bell Aliant Regional Communications Income Fund	5,314,194	4,291,331	
41,948	Bell Nordiq Income Fund	545,276	625,445	
		5,859,470	4,916,776	2.7%
No. of Units	**Utilities/Power**			
93,323	Algonquin Power Income Fund	650,126	926,697	
79,158	Calpine Power Income Fund	650,988	994,224	
125,619	Energy Savings Income Fund	1,211,443	1,689,576	
44,353	EPCOR Power, L.P.	1,273,107	1,186,443	
79,945	Northland Power Income Fund	1,054,468	1,044,881	
96,550	TransAlta Power, L.P.	941,655	721,229	
		5,781,787	6,563,050	3.6%
	Total Income Trusts	$ 151,904,631	$ 181,676,915	100.0%
Canadian Common Stocks (pledged to the Counterparty under the Forward Agreement)				
No. of Shares	**Canadian Common Stocks**			
694,841	Axcan Pharma Inc.	$ 11,582,999	$ 11,520,464	
1,060,718	CanWest Global Communications Corp.	11,583,041	11,720,934	
963,662	CGI Group Inc.	7,574,383	7,834,572	
203,219	Cognos Incorporated	7,712,882	10,069,501	
530,843	HudBay Minerals Inc.	11,582,994	11,593,611	
908,311	Kinross Gold Corporation	7,710,613	12,552,858	
449,476	MEGA Brands Inc.	11,582,997	11,753,797	
585,166	Research In Motion Ltd.	7,200,524	87,189,734	
440,789	Rona Inc.	9,578,345	9,256,569	
629,511	The Forzani Group Ltd.	11,583,002	12,067,726	
314,183	Western Oil Sands Inc.	4,414,271	10,276,926	
661,941	Westjet Airlines Ltd.	7,624,818	9,882,779	
	Total Canadian Common Stocks	$ 109,730,869	$ 205,719,472	113.2%
	Payable to Counterparty under the Forward Agreement	(109,730,869)	(205,719,472)	(113.2%)
	Total	$ 151,904,631	$ 181,676,915	100.0%

The accompanying notes are an integral part of these financial statements.

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005

1. OPERATIONS

BG Advantaged S&P®/TSX® Income Trust Index Fund (the "Fund"), formerly Barclays Advantaged S&P®/TSX® Income Trust Index Fund, is a closed-end investment trust created under the laws of the Province of Ontario on April 28, 2003, pursuant to an amended and restated declaration of trust. Barclays Global Investors Canada Limited was formerly the trustee and the manager of the Fund and, effective October 27, 2006, Brompton Funds Management Limited (the "Manager") became the Trustee and is responsible for managing the affairs of the Fund. The Manager has retained Brompton Capital Advisors Inc. to acquire the portfolio and to rebalance it in accordance with the terms of the declaration of trust. Investors Bank & Trust is the custodian of the Fund's assets and prepares the weekly valuations of the Fund. The Fund is listed on the Toronto Stock Exchange and commenced operations on May 14, 2003.

On October 11, 2006, a special meeting of unitholders was held at which time unitholders approved the transfer of the trusteeship and management of the Fund from Barclays Global Investors Canada Limited to Brompton Funds Management Limited. The transfer was implemented on October 27, 2006 and at that time the name of the Fund was changed from Barclays Advantaged S&P®/TSX® Income Trust Index Fund to BG Advantaged S&P®/TSX® Income Trust Index Fund.

In addition to approving the transfer of the trusteeship and management of the Fund, several other amendments to the declaration of trust were approved at the meeting. The amendments were proposed in order to make the provisions of the declaration of trust more consistent with those of other Brompton funds. The main amendments made:

a) changed the redemption provisions of the Fund, including the notice period and method of calculating the redemption price;

b) removed the final termination date of the Fund, and provided the Manager with the ability to terminate the Fund early without unitholder approval if the Manager determines that it is in the best interests of unitholders; and

c) approved the removal of the Advisory Board. Following the transfer of the trusteeship and management of the Fund, the Advisory Board was no longer necessary given that three of the five members of the Board of Directors of the Manager are independent directors.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and they include estimates and assumptions made by management that affect the reported amounts of assets and liabilities at the date of these financial statements and the reported amounts of income and expenses during the period for which the financial statements report. Actual results could differ from these estimates.

a) **Principles of Consolidation**
Effective January 1, 2005, the Fund has retrospectively adopted the provision of Accounting Guideline 15 ("AcG-15") issued by the Canadian Institute of Chartered Accountants. The financial statements include the consolidated financial statements of the Fund and BAI Trust. The financial statements have been consolidated for financial reporting purposes by virtue of the fact that the activities of BAI Trust are considered to be an extension of the operation of the Fund and, as such, form an integral part of the business activities of the Fund.

b) **Valuation of Investments**
The Fund's investments are presented at estimated market value. Investments that are publicly traded are valued at their closing price. If a closing price is not available, then these investments are valued using an average of the latest bid and ask prices. Short-term investments are recorded at market value. The difference between market value and the cost of the short-term investments, excluding any foreign exchange gain (loss), is reported as interest income.

c) **Investment Transactions and Income Recognition**
Investment transactions are recorded on trade date and any realized gains or losses are recognized using the average cost of the investments. Interest income is recognized on an accrual basis. Dividends from income funds are recognized on the ex-distribution date. Net realized gains or losses on the sale of investments include net realized gains or losses from foreign currency changes.

d) **Income Taxes**
The Fund qualifies as a mutual fund trust under the Income Tax Act (Canada). Provided the Fund makes distributions in each year of its net income and net realized capital gains, the Fund will not generally be liable for income tax. It is the intention of the Fund to distribute all of its net income and net realized capital gains on an annual basis. Accordingly, no income tax provision has been recorded.

e) **Foreign Exchange**
The market values of investments and other assets and liabilities that are denominated in foreign currencies are translated into Canadian dollars at the noon rate of exchange on each valuation date. Purchases and sales of investments and income derived from investments are translated at the rate of exchange prevailing on the respective dates of such transactions.

f) **Fair Value of Financial Instruments**
The fair value of the Fund's financial instruments, which are composed of cash and short-term investments, distributions and interest receivable, accounts payable and accrued liabilities and loans payable, approximates their book value.

g) **Comparative Figures**
Certain comparative figures have been reclassified to conform to the current period's presentation.

3. UNITS OF THE FUND

Authorized

The Fund is authorized to issue an unlimited number of transferable, redeemable units of beneficial interest, each of which represents an equal, undivided interest in the net assets of the Fund. Each unit entitles the holder to one vote and to participate equally with respect to any and all distributions made by the Fund. Units may be redeemed at the option of unitholders by tendering units of the Fund at least 20 business days prior to the second last business day of December ("Redemption Valuation Date"). Redemption of tendered units will be settled based on the net asset value per unit on the Redemption Valuation Date, less associated costs of the redemption, including brokerage costs. Units tendered for redemption will be redeemed effective on the Redemption Valuation Date and will be settled on or before the tenth business day in January.

Issued

	2006		2005	
	Number of Units	Amount	Number of Units	Amount
Units, beginning of year	15,452,215	$ 146,409,737	18,310,249	$ 173,489,609
Units redeemed				
Annual redemption	(3,975,476)	(60,655,430)	(2,649,834)	(40,150,678)
Excess of stated value paid on redemption and repurchase of units	—	24,736,073	—	15,885,670
Units repurchased	(460,349)	(6,110,085)	(208,200)	(2,814,864)
Units, end of year	11,016,390	$ 104,380,295	15,452,215	$ 146,409,737

On July 28, 2006 and December 28, 2006, 2,047,968 and 1,927,508 units were redeemed at $16.31 and $14.14, respectively.

To enhance liquidity for its units, the Fund has implemented a mandatory market repurchase program. If, on any business day, the market closing price of the units is less than 95% of the net asset value per unit of the Fund, the Fund will be obligated to purchase for cancellation, on or about the succeeding business day, any units offered in the market at prices at or below the prior day's market closing price except in certain circumstances.

The Fund received approval from the Toronto Stock Exchange to undertake a normal course issuer bid program for the period from November 1, 2006 to October 31, 2007. Pursuant to the issuer bid, the Fund can purchase up to 1,336,300 of its units for cancellation when the net asset value per unit exceeds its trading price. During the year ended December 31, 2006, 460,349 (2005 – 208,200) units were purchased under both the mandatory market repurchase program and issuer bid program.

The weighted average number of units outstanding for the period was 14,498,627 (2005 – 17,125,334).

4. FORWARD AGREEMENT AND COMMON SHARE PORTFOLIO

On May 14, 2003, the Fund entered into a forward purchase and sale agreement ("Forward Agreement") with a Canadian chartered bank ("Counterparty"). The obligations of the Counterparty to the Fund under the Forward Agreement are determined by reference to the performance of BAI Trust.

Under the terms of the Forward Agreement, the Counterparty has agreed to pay to the Fund, on or about December 15, 2010 or earlier, in whole or in part at the request of the Fund, an amount equal to the redemption proceeds of the number of units of BAI Trust specified in the Forward Agreement, in exchange for the Fund's common share portfolio.

In order to permit the Fund to pay: (i) monthly distributions; (ii) redemptions and repurchases of units; and (iii) operating expenses and other liabilities of the Fund, the terms of the Forward Agreement provide that the Forward Agreement may be settled in whole or in part prior to December 15, 2010, by the Fund at its discretion.

The Fund will pay to the Counterparty a fee under the Forward Agreement of 0.55% of the net asset value of BAI Trust plus a fee related to the stock borrowing costs incurred by the Counterparty of 0.20% of the market value of the Fund's common share portfolio, calculated and payable monthly in arrears.

5. DISTRIBUTIONS PAYABLE TO UNITHOLDERS

Distributions of the Fund, as declared by the Manager, are made on a monthly basis to unitholders of record on the last business day of each month. The distributions are payable by the tenth business day of the following month. For the year ended December 31, 2006, the Fund declared total distributions of $16,818,140 (2005 – $16,692,808) or $1.17 (2005 – $0.97) per unit.

Notes to the Consolidated Financial Statements (continued)

6. MANAGEMENT FEES

Pursuant to the declarations of trust of the Fund and BAI Trust, the Manager in its capacity as trustee provides management and administrative services to the Fund and BAI Trust, for which it is paid a management fee equal to 0.15% per annum of the net asset value of the Fund plus applicable taxes and 0.40% per annum of the net asset value of BAI Trust plus applicable taxes, respectively. The Manager is responsible for paying fees to Brompton Capital Advisors Inc., the portfolio manager of the Fund and BAI Trust.

7. INVESTMENT TRANSACTIONS

Transactions of investments for the year ended December 31 were as follows:

	2006	2005
Proceeds from sale of investments	$ 97,062,435	$ 103,163,879
Less cost of investments sold:		
Investments at cost, beginning of year	155,955,335	173,533,869
Investments purchased during year	55,956,302	56,456,432
Investments at cost, end of year	(151,904,630)	(155,955,335)
Cost of investments sold during the year	60,007,007	74,034,966
Net realized gain on sale of investments	$ 37,055,428	$ 29,128,913

Transactions of common share portfolio for the year ended December 31 were as follows:

	2006	2005
Proceeds from sale of common share portfolio	$ 183,242,983	$ 143,051,763
Less cost of common share portfolio sold:		
Common share portfolio at cost, beginning of year	126,422,297	148,187,824
Common share portfolio purchased during year	124,496,824	81,154,171
Common share portfolio at cost, end of year	(109,730,869)	(126,422,297)
Cost of common share portfolio sold during the year	141,188,252	102,919,698
Net realized gain on sale of common share portfolio	$ 42,054,731	$ 40,132,065

Brokerage commissions on investments purchased and sold during the year ended December 31, 2006 amounted to $94,200 (2005 – $164,933). For the years ended December 31, 2006 and 2005, there were no soft dollar amounts paid.

The common share portfolio has been pledged to the Counterparty under the terms of the Forward Agreement.

8. SECURITIES LENDING

BAI Trust may lend investments, either directly or through an agent, to brokers, dealers and other financial institutions desiring to borrow securities. Securities lending enables BAI Trust to earn additional income. By using such income to offset expenses, BAI Trust will be able to reduce the effect such expenses have on BAI Trust's ability to provide investment results that more closely correspond to the performance of the benchmark.

BAI Trust has entered into securities lending authorization agreements with Barclays Global Investors, N.A. (BGI) and Barclays Global Investors Limited (BGIL), as lending agents, subject to the overriding authority of the Manager. BGI is a national bank association under the laws of the United States of America and BGIL is an investment manager regulated by the Financial Services Authority in the United Kingdom. Both BGI and BGIL have considerable experience and expertise in securities lending.

BAI Trust requires collateral in the form of cash and obligations of, or guaranteed by, the Government of Canada or a province thereof or of the United States government or its agencies or instrumentalities that have an aggregate value of not less than 105% of the market value of the loaned securities. The trustee assesses the creditworthiness of each borrower, and acts promptly to demand payment from any borrower in realizing any collateral. During the year ended December 31, 2006, BAI Trust received bonds and money market securities as collateral. There were no securities on loan as at December 31, 2006.

9. LOANS PAYABLE

Pursuant to an agreement with a Canadian chartered bank, BAI Trust has a 364-day renewable revolving credit facility. The revolving credit facility provides for maximum borrowings of $5.0 million for working capital purposes at either the prime rate of interest or the bankers' acceptance rate plus a fixed percentage. The credit facility is secured by a first-ranking security interest over all of the Fund's assets. There were no amounts borrowed under this facility at December 31, 2006.

During the year ended December 31, 2006, the minimum and maximum amounts of borrowings were nil and $3.8 million, respectively.

Costs incurred to establish the credit facilities are deferred and amortized over the term of the facilities. For the year ended December 31, 2006, $356 (2005 – nil) of deferred financing costs had been amortized.

The credit facilities are used by BAI Trust for general Fund purposes.

10. ADOPTION OF FUTURE ACCOUNTING STANDARDS

The Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA") recently issued a new suite of financial reporting standards that address the accounting and disclosure for financial instruments. Of particular relevance to investment funds are changes outlined in CICA Handbook Section 3855: Financial Instruments – Recognition and Measurement. The new financial reporting standards for financial instruments are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. These standards will change the way in which investments are measured for financial statement purposes and will result in differences between the net asset value per unit ("NAVPU") presented in the financial statements and the NAVPU that is published weekly. The Fund has a financial year ending December 31, 2006, and as such, these changes will not be reflected until the interim financial statements are prepared in June 2007. Such differences will primarily result from marketable securities being valued using bid prices for financial statements and closing prices for the weekly published NAVPU.

Corporate Information

Directors
Peter A. Braaten, BA, MBA
James W. Davie, BComm, MBA
P. Michael Nedham, BSc, MBA, CBV
Arthur R.A. Scace, QC, CM
Ken S. Woolner, BSc, PEng

Officers
Peter A. Braaten, BA, MBA
Chairman

Raymond R. Pether, BA, MBA
Chief Executive Officer

Mark A. Caranci, BComm, CA
President

Craig T. Kikuchi, BA, CA, CFA
Chief Financial Officer

David E. Roode, BA, CA, MBA
Senior Vice President

Moyra E. MacKay, BA
Vice President and Corporate Secretary

Lorne J. Zeiler, BA, MBA, CFA
Vice President

Jessica Leung, BComm, CA
Controller

Ann P. Wong, BA, CA, CPA (Delaware), CFA, Controller

Christopher Cullen, BASc, MBA, CFA
Assistant Vice President

Janet Toffolo
Assistant Vice President

Continuous Disclosure Manager
Contact: David E. Roode
Phone: 416-642-6008
Email: roode@bromptongroup.com

Trustee
Computershare Trust Company of Canada

Custodian
IBT Trust Company (Canada)

Auditors
PricewaterhouseCoopers LLP

Banker
Royal Bank of Canada

Website
www.bromptongroup.com

BROMPTON FUNDS

Mailing Address
Bay Wellington Tower, BCE Place
181 Bay Street
Suite 2930, P.O. Box 793
Toronto, ON M5J 2T3

Phone: 416-642-6000
Fax: 416-642-6001
Toll Free: 866-642-6001

END